UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Olink Holding AB (publ)
(Name of Subject Company)

Olink Holding AB (publ)
(Name of Person Filing Statement)

American Depositary Shares, each representing one Common Share, quota value SEK 2.431906612623020 per share
Common Shares, quota value SEK 2.431906612623020 per share
(Title of Class of Securities)
680710100*
(CUSIP Number of Class of Securities)
Olink Proteomics Inc.
130 Turner St. Building 2, Suite 230
Waltham, MA 02453, USA Tel: (617) 393-3933
Attn: Linda Ramirez-Eaves, General Counsel
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
With copies to:
Mark Mandel, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York, New York 10018 (212) 626-4100	Piotr Korzynski, Esq. Baker & McKenzie LLP 300 East Randolph Street, Suite 5000 Chicago, IL 60601 (312) 861-8000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*
This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

i

Item 1.   Subject Company Information
(a)
Name and Address

The name of the subject company is Olink Holding AB (publ), a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Olink. Our registered office is located at Salagatan 16F, SE-753 30, Uppsala, Sweden, and our telephone number is +46 (0) 18-444 39 70.
(b)
Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common shares, quota value SEK 2.431906612623020 per share, of Olink (each, a “Common Share” and, collectively, the “Common Shares”) and the American Depositary Shares, each representing one Common Share (each, an “ADS” and, collectively, the “ADSs,” and together with the Common Shares, the “Offer Securities”).
As of the close of business on October 27, 2023, the latest practicable date prior to the filing of this Schedule 14D-9, there were 124,342,715 Common Shares issued and outstanding, 39,586,248 of which were represented by issued and outstanding ADSs.
Item 2.   Identity and Background of Filing Person
(a)
Name and Address

Olink, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Olink are set forth in “Item 1. Subject Company Information — Name and Address” above.
Business and Background of Olink’s Directors and Executive Officers
The name and position of each of our executive officers and directors is set forth in Annex A hereto. Unless otherwise indicated, the business address of the directors and executive officers is c/o Olink Proteomics AB, Salagatan 16F, SE-753 30 Uppsala, Sweden.
(b)
Tender Offer

The Offer
This Schedule 14D-9 relates to the tender offer by Goldcup 33985 AB (u.c.t. Orion Acquisition AB), a private limited liability company organized under the laws of Sweden, (“Buyer”), a direct wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Parent”), to acquire all of the outstanding Common Shares and ADSs in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest (such amount or any higher amount per Common Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement, the “Offer Consideration”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase, the ADS Letter of Transmittal, and the Acceptance Form are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively, and are incorporated by reference herein. The Offer is described in a combined Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on October 31, 2023, by Thermo Fisher (as amended or supplemented from time to time, the “Schedule TO”).
The Offer is being made pursuant to that certain Purchase Agreement, dated as of October 17, 2023 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the

“Purchase Agreement”), by and between Parent and Olink. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement.
The obligation of Buyer to consummate the Offer will be subject to customary conditions, including, among others, that immediately prior to the expiration of the Offer, (i) there have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Offer Securities (excluding Offer Securities tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Offer Securities then owned by Parent or its affiliates and the Offer Securities that will be transferred to Parent or Buyer pursuant to the Tender and Support Agreement (as defined below) at the Closing, represents at least one Common Share more than 90% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries) immediately prior to the Expiration Time (the “Minimum Tender Condition”) (as described more fully in the Offer to Purchase under the caption “Other Agreements — The Purchase Agreement — Conditions of the Offer”), provided that Buyer has the right to waive or decrease the Minimum Tender Condition to a percentage that is no lower than 51% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries); and (ii) the expiration of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required approvals and clearances under applicable antitrust laws and certain foreign investment laws, as specified in the Purchase Agreement (as described more fully in the Offer to Purchase under the caption “The Tender Offer — Conditions of the Offer”) (the “Regulatory Approvals”) (such condition, the “Regulatory Condition”). There is no financing condition to the Offer.
The Offer will commence on October 31, 2023, and expire at 6:00 p.m., New York City time, on November 30, 2023 (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with the terms of the Purchase Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).
As set forth in the Offer to Purchase, subject to applicable law, the Offer may be extended at any time and from time to time. During such extensions, the Offer will remain open and the acceptance of tendered Offer Securities pursuant to the Offer will be delayed. Pursuant to the Purchase Agreement, if any of the conditions to the Offer described in the Offer to Purchase (the “Conditions”) are not satisfied or waived by Buyer (to the extent such waiver is permitted under the Purchase Agreement or applicable Law) at the then-scheduled Expiration Time, Buyer shall extend the Offer for one or more successive periods of 10 business days each; provided, however, that, if, at then-scheduled Expiration Time, the only unsatisfied Condition (other than the condition that the Company deliver a certificate confirming satisfaction of certain Conditions) is the Minimum Tender Condition, Buyer shall not be required to extend the Offer on more than three occasions in consecutive periods of 10 Business Days each at the Company’s request (such total extension, the “Minimum Tender Condition Extension”). Buyer is otherwise not required to extend the Offer past the earlier of (i) the termination of the Purchase Agreement pursuant to its terms and (ii) the outside date of July 17, 2024 (as such outside date may be extended pursuant to the Purchase Agreement, the “Outside Date”); provided that, if all of the Conditions, other than (i) the Regulatory Condition and (ii) the Minimum Tender Condition and conditions that by their nature are to be satisfied at the Closing, shall have been satisfied or waived by Parent or Buyer to the extent permitted under the Purchase Agreement, either Parent or Olink may extend the Outside Date until April 13, 2025. In addition, Parent shall extend the Offer, to the extent required by applicable U.S. federal securities laws.
The Offer to Purchase provides, among other things, that, subject to the terms and conditions set forth therein, Buyer shall (and Parent shall cause Buyer to), promptly following the Expiration Time, accept for payment (such time, the “Acceptance Time”) and thereafter, pay for, all Offer Securities validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time (the “Closing”). The date on which the Closing occurs is referred to as the “Closing Date”.
If the Offer is consummated and Buyer holds Common Shares and ADSs that represent at least one Common Share more than 90% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries), there will be no subsequent offering period, and following the consummation of such Offer, Buyer will commence the Compulsory Redemption

(as defined below). If the Offer is consummated and Buyer waives or changes the Minimum Tender Condition so that, following the consummation of the Offer, Buyer holds shares in Common Shares and ADSs that represent one Common Share less than 90% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries), Buyer may provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described more fully in the Offer to Purchase.
It is expected that following the consummation of the Offer (after giving effect to the transactions to be consummated at the expiration of any subsequent offering period), if the Minimum Tender Condition is not changed and is met, to the extent legally permitted by applicable law, Parent and Buyer intend to de-list the ADSs from The Nasdaq Global Market (“Nasdaq”), to terminate the registration of the Common Shares under Section 12(g)(4) of the Exchange Act and to suspend Olink’s reporting obligations under Section 15(d) of the Exchange Act.
The foregoing summary of the Offer and the Purchase Agreement is qualified in its entirety by the description contained in the Offer to Purchase, the Acceptance Form and the ADS Letter of Transmittal and by the Purchase Agreement. The Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated by reference herein. The Purchase Agreement is summarized under the heading “Special Factors — Purchase Agreement; Other Agreements — The Purchase Agreement” in the Offer to Purchase.
The Schedule TO states that the principal executive office of Buyer is located at 168 Third Avenue Waltham, Massachusetts 02451 and its telephone number is (781) 622-1000.
Olink has made information relating to the Offer available at its website at https://investors.Olink.com/investor-relations, and Olink has filed this Schedule 14D-9, and Parent and Buyer have filed the Schedule TO with the SEC. The information relating to the Offer, including the Schedule TO, the Offer and related documents and this Schedule 14D-9 can be obtained without charge from the SEC’s website at www.sec.gov.
(c)
Compulsory Redemption

Under Chapter 22 of the Swedish Companies Act, upon obtaining 90% plus one of all outstanding Common Shares, Buyer will become statutorily entitled to buy the remaining Common Shares not then held by the Buyer to accommodate 100% ownership in Olink by Parent and Buyer, and any person whose Common Shares may be so compulsorily acquired (the “Minority Shareholders”), is correspondingly statutorily entitled to compel the Buyer to purchase its Common Shares (the “Compulsory Redemption”). Assuming that Buyer has obtained 90% plus one of all outstanding Common Shares, Parent and Buyer shall effectuate, or cause to be effectuated, the commencement and consummation by Buyer of the Compulsory Redemption and, to the extent applicable, in accordance with Rule 13(e)-3(g)(1) under the Exchange Act.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements
Except as set forth below in this Schedule 14D-9, to the knowledge of Olink, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Olink or any of its affiliates, on the one hand, and (i) any of Olink’s executive officers, directors or affiliates or (ii) Parent or Buyer or any of their respective executive officers, directors or affiliates, on the other hand. The Board of Directors of Olink (the “Board”) was aware of such material agreements, arrangements or understandings, and any actual or potential conflicts of interest, in approving the Purchase Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Board”.
(a)
Arrangements with Parent and Buyer

Affiliated Ownership and Directorship
As of October 27, 2023, Parent and Buyer beneficially owned no Common Shares. An officer of Parent beneficially owned 5,000 ADSs, as disclosed in Section 8 — “Certain Information Concerning Parent and Buyer” of the Offer to Purchase.

The Purchase Agreement
The summary of the Purchase Agreement contained in “Special Factors — Purchase Agreement; Other Agreements — The Purchase Agreement” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9, is incorporated by reference herein. A summary of the Offer is contained above in “Item 2. Identity and Background of the Filing Person — Tender Offer” and incorporated by reference herein.
The Purchase Agreement includes customary termination provisions for both Olink and Parent, including, but not limited to, the right by either Parent or Olink to terminate the Purchase Agreement if, in each case subject to the terms and conditions of the Purchase Agreement, (i) Buyer has not accepted for payment all Offer Securities validly tendered and not properly withdrawn in the Offer on or prior to Outside Date, (ii) any judgment, injunction, rule, order, decree, or other final action that permanently restrains, enjoins or otherwise prohibits consummation of the Offer; (iii) upon a breach of certain covenants or agreements made by the other party (subject to certain procedures and materiality exceptions) or (iv) if the Offer expires or is terminated pursuant to its terms under the Purchase Agreement. Parent can also terminate if the Board effects a Change of Board Recommendation or there is a judgment, injunction, rule, order or decree in place imposing a Remedy Action other than a Permitted Remedy Action (in both cases, as defined in the and subject to the applicable terms and conditions of the Purchase Agreement). Olink can also terminate if (i) Buyer fails to commence the Offer or, in violation of the Purchase Agreement, fails to accept for purchase the Offer Securities validly tendered and not withdrawn pursuant to the Offer and the terms of the Purchase Agreement, or (ii) in order for Olink to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by and subject to the applicable terms and conditions of the Purchase Agreement.
Holders of Offer Securities and other interested parties should read the Purchase Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Purchase Agreement has been provided solely to inform holders of Offer Securities of its terms. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement and may not have been intended to be categorical statements of fact but, rather, as a way of allocating risk among the parties to the Purchase Agreement. In particular, the representations and warranties contained in the Purchase Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Purchase Agreement may not be obligated to consummate the Offer, and the other transactions contemplated by the Purchase Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Purchase Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been modified, qualified or excepted by certain confidential disclosures or other information not reflected in the text of the Purchase Agreement, and may apply contractual standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Offer Securities, or that may be different from materiality under applicable securities laws. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Purchase Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Offer Securities, or any other third parties should rely on the representations, warranties and covenants in the Purchase Agreement, or any descriptions thereof, as characterizations of the actual state of facts or conditions Olink, Parent, Buyer or any of their respective subsidiaries or affiliates.
The summary of the material terms of the Purchase Agreement and the descriptions of the conditions to the Offer contained in the Offer and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Tender and Support Agreement
On October 17, 2023, as a condition and inducement to Parent’s and Buyer’s willingness to enter into the Purchase Agreement and to consummate the Offer, Parent and certain direct or indirect shareholders of

Olink executed and delivered to Parent a tender and support agreement in favor of Buyer (the “Tender and Support Agreement”) pursuant to which such shareholders have agreed, among other things, subject to the terms and conditions of the Tender and Support Agreement, to tender all outstanding Common Shares beneficially owned by them to Buyer in response to the Offer. In certain circumstances under the Tender and Support Agreement, to the extent permitted under applicable law, Buyer has the right to elect that a tendering shareholder instead withdraw its shares from the Offer and transfer them directly to Buyer at a fixed price of $26.00 per Common Share, subject to the terms and conditions of the Tender and Support Agreement. As of October 17, 2023, approximately 66% of the outstanding Common Shares are subject to the Tender and Support Agreement. Each shareholder that is a party to the Tender and Support Agreement has agreed to vote in favor of the transactions contemplated by the Purchase Agreement at any meeting of shareholders. Each shareholder has agreed to vote against (i) any Acquisition Proposal, (ii) any change in the membership of Olink’s board of directors not approved by Olink’s board of directors or (iii) any other action involving Olink that would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the Offer or the other transactions contemplated by the Purchase Agreement or the Tender and Support Agreement. In addition, the Tender and Support Agreement requires Knilo InvestCo AS (“Knilo”) to take all actions reasonably requested by Parent to effect its right to cause the shareholders party to that certain Shareholder Agreement, dated as of March 24, 2021, by and among Knilo, Olink and certain other shareholders (the “Shareholder Agreement”), to transfer their Offer Securities to Buyer in accordance with the terms of such agreement (the “Drag-Along”).
The Tender and Support Agreement terminates upon delivery of a termination notice by a party thereto in various circumstances, including (i) with respect to a Company director who is a party thereto, upon a change in Board recommendation in accordance with the Purchase Agreement but subject to the survival of the transfer restrictions with respect to such directors in the Tender and Support Agreement, and (ii) generally in the event of the valid termination of the Purchase Agreement. However, the Tender and Support Agreement by its terms survives the valid termination of the Purchase Agreement in specified circumstances, including surviving until April 28, 2025, (i) upon the valid termination of the Purchase Agreement by Parent due to a Company breach of the Purchase Agreement, (ii) upon the valid termination of the Purchase Agreement by Olink to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Purchase Agreement) or (iii) upon the valid termination of the Purchase Agreement by Parent in the event of a change in the recommendation of the Board.
The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a form of which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.
Transfer Restriction Agreement
On October 17, 2023, as a condition and inducement to Parent’s willingness to enter into the Purchase Agreement and to consummate the Offer, Parent and Jon Heimer, Olink’s chief executive officer and a Board member, acting in his capacity as a shareholder of Olink, executed and delivered to Parent a transfer restriction agreement in favor of Buyer (the “Transfer Restriction Agreement”) pursuant to which Mr. Heimer has agreed, among other things, not to directly or indirectly offer, transfer or sell his Common Shares, except pursuant to the Offer or in other limited circumstances as described in the Transfer Restriction Agreement (subject to the terms and conditions of the Transfer Restriction Agreement). In addition, Mr. Heimer is party to the Shareholder Agreement, and the Offer Securities he holds are subject to the Drag-Along. The Transfer Restriction Agreement terminates upon the valid termination of the Transfer and Support Agreement in accordance with its terms.
The foregoing summary and description of the material terms of the Transfer Restriction Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Transfer Restriction Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Confidentiality Agreement
On June 25, 2023, Parent and Olink entered into a nondisclosure agreement (the “Confidentiality Agreement”) to facilitate certain exploratory discussions between the parties regarding a possible negotiated transaction involving Olink. Under the Confidentiality Agreement, Parent and its affiliates agreed, among other things, to keep confidential (subject to certain exceptions described in the Confidentiality Agreement) any non-public information about Olink on or after June 25, 2023, made available to the Parent or its representatives generally for a period of two years from the date of the Confidentiality Agreement (subject to an extended period for certain retained materials and as extended pursuant to the Purchase Agreement).
The summary of the Confidentiality Agreement contained in the Offer to Purchase under the heading “The Transaction Agreements” is incorporated herein by reference, and does not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(19) hereto and is incorporated herein by reference.
The Exclusivity Agreement
On October 13, 2023, Parent and Olink entered into an exclusivity agreement (the “Exclusivity Agreement”) to induce Olink to, and to use reasonable best efforts to cause Summa Equity AB (“Summa”) to, immediately cease all contacts, discussions and negotiations with any person other than Parent and its representatives with respect to any acquisition transaction involving Olink and work exclusively with Parent toward the signing and announcement of an acquisition of Olink by Parent. The Exclusivity Agreement expired upon execution of the Purchase Agreement.
The foregoing description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (e)(20) to this Schedule 14D-9. For a complete understanding of the Exclusivity Agreement, shareholders are encouraged to read the full text of the Exclusivity Agreement.
Agreements with Olink Executive Officers
On October 16, 2023, Parent entered into an Offer Letter (each, an “Offer Letter”) with each of Jon Heimer, Olink’s chief executive officer, and Carl Raimond, Olink’s President, and a Selling Shareholder Agreement (each, a “Selling Shareholder Agreement”) with each of Messrs. Heimer and Raimond, Rickard El Tarzi, Olink’s Chief Strategy Officer, and Ida Grundberg, Olink’s Chief Scientific Officer (each such executive, a “Restricted Executive”). On October 16, 2023, Parent also entered into a Noncompetition Agreement and a Retention Bonus Agreement with Mr. Raimond (collectively with the Offer Letter with Mr. Raimond, the “Raimond Agreements”).
The Offer Letter with Mr. Heimer, the Selling Shareholder Agreements and the Raimond Agreements are summarized below under the heading “Post-Transaction Executive Officer Arrangements”.
Commercial Arrangements
Parent and Olink are party to certain commercial arrangements pursuant to which Parent generated revenue of approximately $2.5 million in 2022 and $1.1 million in 2023 year to date.
(b)
Arrangements with Directors and Executive Officers of Olink

Interest of Certain Persons
In considering the recommendation of the Board that you tender your Offer Securities in the Offer, you should be aware that aside from their interests as Olink shareholders, certain of Olink’s directors and executive officers have interests in the transactions contemplated by the Purchase Agreement that are different from, or in addition to, those of Olink shareholders generally. Members of the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Purchase Agreement and in determining the recommendation set forth in this Schedule 14D-9.

Olink’s executive officers and directors are as follows:
Name	Position
Jon Heimer	Chief Executive Officer and Director
Oskar Hjelm	Chief Financial Officer
Rickard El Tarzi	Chief Strategy Officer
Ida Grundberg, PhD	Chief Scientific Officer
Carl Raimond	President
Anna Marsell	Chief Operating Officer
Elias Berglund	Chief People Officer
Linda Ramirez-Eaves, Esq.	General Counsel
Bruno Rossi	Chief Commercial Officer
Jon Hindar	Director
Solange Bullukian	Director
Johan Lund, PhD	Director
Nicolas Roelofs, PhD	Director
Gregory J. Moore	Director
Mary Reumuth	Director
Robert Schueren	Director
Tommi Unkuri	Director
Common Shares, ADSs and Other Company Securities Held by Executive Officers and Directors of Olink
Olink’s executive officers and directors who tender their Offer Securities pursuant to the Offer will be entitled to receive the same consideration as Olink’s other security holders who tender Offer Securities pursuant to the Offer, as described in “Item 2. Identity and Background of the Filing Person — Tender Offer.” As of October 27, 2023, Olink’s executive officers and directors beneficially owned, in the aggregate, approximately 4.8 million Common Shares (including Common Shares underlying ADSs, but excluding Common Shares issuable upon exercise of outstanding Company Stock Options, or underlying Company RSUs, which are discussed below under the caption “— Treatment of Company Equity Awards”), representing approximately 3.9% of the outstanding Common Shares.
The following table sets forth (i) the number of Common Shares (including Common Shares underlying ADSs) beneficially owned as of October 27, 2023, by each of Olink’s executive officers and directors (which number, for purposes of this table, excludes any Common Shares issuable upon exercise of outstanding Company Stock Options or Company RSUs) and (ii) the aggregate consideration that would be payable for such Common Shares pursuant to the Offer, assuming such Offer Securities are tendered, based on the Offer Consideration of U.S. $26.00. See the section above captioned “Tender and Support Agreement” in Item 3 of this Schedule 14D-9.
Name	Common Shares (#)	Implied Cash Consideration (U.S. $)
Jon Heimer	3,038,875	$79,010,750.00
Oskar Hjelm	213,696	$5,556,096.00
Rickard El Tarzi	339,396	$8,824,296.00
Ida Grundberg, PhD	618,889	$16,091,114.00
Carl Raimond	255,301	$6,637,826.00
Anna Marsell	1,953	$50,778.00
Elias Berglund	0	$—

Name	Common Shares (#)	Implied Cash Consideration (U.S. $)
Linda Ramirez-Eaves, Esq.	16,432	$427,232.00
Jon Hindar	153,034	$3,978,884.00
Solange Bullukian	0	$—
Johan Lund, PhD	40,845	$1,061,970.00
Nicolas Roelofs, PhD	133,034	$3,458,884.00
Gregory J. Moore	0	$—
Mary Reumuth	0	$—
Robert Schueren	0	$—
Tommi Unkuri	0	$—
Treatment of Company Equity Awards
The Purchase Agreement provides for the following treatment of Company Equity Awards:
Company Stock Options.   Each Company Stock Option that is outstanding immediately prior to the Closing will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive (without interest and subject to applicable tax withholdings) (i) an amount in cash equal to the product of (A) the total number of Common Shares subject to the portion of such Company Stock Option that is vested and unexercised as of immediately prior to the Closing and (B) the excess, if any, of the Offer Consideration over the applicable exercise price per Common Share underlying such Company Stock Option, payable as of the Closing (an “Option Cash-Out Amount”) and (ii) a restricted cash award representing the right to receive an aggregate amount in cash equal to the product of (A) the total number of Common Shares subject to the portion of such Company Stock Option that is unvested and unexercised as of immediately prior to the Closing and (B) the excess, if any, of the Offer Consideration over the applicable exercise price per Common Share underlying such Company Stock Option, with the same terms and conditions, including with respect to vesting, as were applicable to the unvested portion of such Company Stock Option immediately prior to the Closing (except that accelerated vesting and payout may occur upon a qualifying involuntary termination of employment without “cause” at any time within 12 months after the Closing (a “Qualifying Termination”)) (each such restricted cash award, an “Unvested Option Replacement Award”). For the avoidance of doubt, if the exercise price payable in respect of a Common Share underlying a Company Stock Option equals or exceeds the Offer Consideration, such Company Stock Option shall be cancelled for no consideration immediately prior to the Closing.
Company RSUs.   Each Company RSU that is outstanding immediately prior to the Closing will be cancelled, and, in exchange therefor, the holder of such cancelled Company RSU will be entitled to receive (without interest and subject to applicable tax withholdings), a restricted cash award representing the right to receive an aggregate amount in cash equal to the product of (x) the total number of Common Shares deliverable under such Company RSU as of immediately prior to the Closing and (y) the Offer Consideration, with the same terms and conditions, including with respect to vesting, as were applicable to such Company RSU immediately prior to the Closing (except that accelerated vesting and payout may occur upon a Qualifying Termination) (each, an “RSU Replacement Award”).
The following table summarizes, for each of Olink’s executive officers and directors holding Company Stock Options or Company RSUs as of October 27, 2023, the aggregate number of Common Shares subject to Company Stock Options, vested and unvested, and the aggregate number of Company RSUs, respectively, held by each of them and the value of consideration, without deduction for applicable withholding taxes due, that each of them may become entitled to receive in respect of those outstanding Company Stock Options or Company RSUS, respectively, pursuant to the Purchase Agreement, assuming (i) the Closing occurred on October 27, 2023, (ii) continued employment or service as an executive officer or director, as applicable, through the Closing, (iii) the executive officer or director incurs a Qualifying Termination as of the Closing or continues employment or service, as applicable, through at least the last vesting date for such executive officer’s or director’s Company Stock Options and Company RSUs and (iv) the Offer Consideration is equal to U.S. $26.00.
	Company Stock Options				Company RSUs		Total Consideration
	Vested Options		Unvested Options
Name, Position	#	$(1)	#	$(2)	#	$(3)	$
Jon Heimer, Chief Executive Officer and Director	46,273	$40,696	74,468	$239,438	81,991	$2,131,766	$2,459,918
Oskar Hjelm, Chief Financial Officer	7,044	$13,604	17,342	$55,972	31,779	$826,254	$895,830
Rickard El Tarzi, Chief Strategy Officer	4,472	$8,711	9,247	$30,049	19,899	$517,374	$556,133
Ida Grundberg, PhD, Chief Scientific Officer	3,509	$6,690	5,768	18,447	14,430	$375,180	$400,317
Carl Raimond, President	8,254	$16,184	20,701	$67,387	48,519	$1,261,494	$1,345,064
Anna Marsell, Chief Operating Officer	—	—	2,093	$6,719	21,203	$551,278	$557,997
Elias Berglund, Chief People Officer	—	—	—	—	7,479	$194,454	$194,454
Linda Ramirez-Eaves, Esq., General Counsel	7,057	$13,716	11,617	$37,806	29,151	$757,926	$809,447
Bruno Rossi, Chief Commercial Officer	—	—	3,324	$10,760	26,613	$691,938	$702,608
Jon Hindar, Director	55,919	$73,757	67,515	$136,920	—	—	$210,047
Solange Bullukian, Director	19,859	$37,697	31,454	$100,229	—	—	$137,926
Johan Lund, PhD, Director	19,859	$37,697	31,454	$100,229	—	—	$137,926
Nicolas Roelofs, PhD, Director	19,859	$37,697	31,454	$100,229	—	—	$137,926
Gregory J. Moore, Director	—	—	6,909	$22,178	—	—	$22,178
Mary Reumuth, Director	2,344	$20,182	13,940	$82,715	—	—	—
Robert Schueren, Director	2,344	$20,182	13,940	$82,715	—	—	—
Tommi Unkuri, Director	—	—	—	—	—	—	—

(1)
Amount shown represents the aggregate value of all Option Cash-Out Amounts the executive officer or director would receive based on the assumptions above, with each such Option Cash-Out Amount equal to the product of (A) the total number of Shares subject to the portion of the applicable Company Stock Option that is vested and unexercised as of immediately prior to the Closing and (B) the excess, if any, of the Offer Consideration over the applicable exercise price per Common Share underlying such Company Stock Option. Such amount is payable as of the Closing. No value is reflected for Company Stock Options with an exercise price that equals or exceeds the Offer Price.

(2)
Amount shown represents the aggregate value of the Unvested Option Replacement Awards the executive officer or director would receive based on the assumptions above, with each such Unvested

Option Replacement Award representing a restricted cash award with a value equal to the product of (A) the total number of Shares subject to the portion of the applicable Company Stock Option that is unvested and unexercised as of immediately prior to the Closing and (B) the excess, if any, of the Offer Consideration over the applicable exercise price per Common Share underlying such Company Stock Option. Such amount is payable upon a Qualifying Termination or to the extent the applicable vesting requirements are satisfied. No value is reflected for Company Stock Options with an exercise price that equals or exceeds the Offer Price.
(3)
Amount shown represents the aggregate value of the RSU Replacement Awards the executive officer or director would receive based on the assumptions above, with each such RSU Replacement Award representing a restricted cash award with a value equal to the product of (A) the total number of Shares deliverable under such Company RSU as of immediately prior to the Closing and (B) the Offer Consideration. Such amount is payable upon a Qualifying Termination or to the extent the applicable vesting requirements are satisfied.

Continuing Employee Benefits
Under the Purchase Agreement, during the period commencing on the Closing and ending on the first anniversary thereof (the “Protected Period”), Parent shall, and shall cause Olink and each of its other subsidiaries to, provide each individual employed by Olink or any of its subsidiaries at the Closing (each, a “Current Employee”) with (i) an annual base salary or hourly wage rate, as applicable, at least as favorable that provided to the Current Employee as of immediately prior to the Closing, (ii) a target annual cash incentive compensation opportunity at least as favorable as that provided to the Current Employee as of immediately prior to the Closing, (iii) a target annual long-term incentive compensation opportunity, if any, that is consistent with the opportunities applicable to similarly situated employees of Parent and its subsidiaries, and (iv) other compensation and employee benefits that are substantially comparable in the aggregate to such other compensation and employee benefits (excluding defined benefit pension (except for certain statutorily required or collective bargaining agreement plans), retiree welfare benefits, equity-based compensation and change of control, retention or other one-off awards) maintained for and provided to the Current Employee as of immediately prior to the Closing and previously disclosed to Parent.
In addition, if a Current Employee experiences a Qualifying Termination, Parent shall, and shall cause Olink and each of its other subsidiaries to, provide to such Current Employee severance benefits that are no less favorable than the greater of (i) a minimum severance payment equal to a number of months of base pay based on the employee’s position and (ii) the severance amount that the Current Employee is entitled to under applicable law, applicable collective agreement, social plan, works council agreement or other similar agreement or the Current Employee’s employment offer or contract, subject to the Continuing Employee executing and not revoking a general release of claims. The amount of severance pay payable to Olink’s executive officers pursuant to the foregoing is equal to 12 months of gross monthly base pay for Olink’s CEO and 9 months of gross monthly base pay for the remaining executive officers of Olink. As of October 30, 2023, the aggregate severance amounts that may be payable to Olink’s executive officers pursuant to the foregoing is $1,916,438.80.
With respect to any bonus that may become payable to any Current Employee under Olink’s annual bonus program in respect of Olink’s fiscal year in which the Closing occurs, Parent will, and will cause Olink and each of its other subsidiaries, to adopt and maintain such annual bonus program and pay such amounts in the ordinary course of business, subject to the terms and conditions thereof as in effect immediately prior to the Closing; provided, that the actual amount payable to any Current Employee thereunder will be determined based on Olink’s actual performance measured against the metrics and targets set by the Board.
Parent will, and will cause Olink and each of its other subsidiaries to, use commercially reasonable efforts to cause service rendered by any Current Employee to Olink and its subsidiaries, prior to the Closing to be taken into account for all purposes of eligibility, vesting, level of benefits (including vacation and severance, but excluding, for the avoidance of doubt, for purposes of benefit accrual under any defined benefit pension plan (provided that service shall continue to be recognized for purposes of any accruals under an Olink benefit plan that constitutes a defined benefit pension plan immediately prior to the Closing and to the extent so recognized prior to the Closing or as required by applicable Law or a collective bargaining agreement as disclosed) or retiree welfare plan) under all employee benefit plans of Parent, Olink and its other subsidiaries covering the Current Employee (each, a “Buyer Plan”), to the same extent as such service was taken into account under the corresponding compensation or benefit plan, program, agreement or arrangement of Olink or one of its subsidiaries (collectively, the “Company Plans”) immediately prior to the Closing; provided, that, the foregoing will not apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, (ii) for purposes of any Buyer Plan under which similarly situated employees of Parent or its subsidiaries do not receive credit for prior service or (iii) for purposes of any Buyer Plan that is grandfathered or frozen, either with respect to level of benefits or participation. Without limiting the generality of the foregoing, Parent shall not, and shall cause Olink to not, subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any Buyer Plan that is a health or welfare benefit plan for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Closing. In addition, Parent will use commercially reasonable efforts to provide, or cause Olink and its subsidiaries to provide, credit under any Buyer Plan that is a health or welfare benefit plan for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Closing for purposes of satisfying all co-payments, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses or similar requirement under any such Buyer Plan applicable to such Current Employees and their covered dependents in respect of the plan year in which the Closing occurs.
Nothing in the Purchase Agreement, express or implied, (i) is intended to confer upon any Current Employee or any other individual any right to continued employment or service for any period, any particular term or condition of employment or service with Olink or its subsidiaries or Parent or any of its Affiliates, (ii) shall constitute an amendment to or termination, adoption or any other modification of any Company Plan, Buyer Plan or any other plan, program, policy, agreement or arrangement or shall alter or limit the ability of Olink or its subsidiaries or Parent or any of its affiliates to amend, modify or terminate any such plans, programs, policies, agreements or arrangements, subject to the terms thereof or (iii) is intended to confer upon any employee or other individual (including employees, retirees or dependents or beneficiaries of employees or retirees, or participants or any dependent or beneficiary thereof in any Company Plan) any right as a third party beneficiary of the Purchase Agreement.
Employment Agreements with Executive Officers
Olink has entered into employment agreements with each of its executive officers other than Mr. Raimond and Ms. Ramirez-Eaves and an offer letter with Mr. Raimond. These agreements and Mr. Raimond’s offer letter contain customary provisions relating to compensation and benefits and post-termination restrictive covenant undertakings by the executive officers, as well as, in the case of executives other than Mr. Raimond, certain payments to compensate the executive officer for such undertakings. However, if the executive officer experiences a Qualifying Termination, he or she will instead receive the severance payments described above.
Post-Transaction Executive Officer Arrangements
On October 16, 2023, Thermo Fisher and each of the Restricted Executives entered into a Selling Shareholder Agreement. Each Selling Shareholder Agreement requires that each Restricted Executive, for a period of three years following the date upon which the Offer is consummated: (i) not compete, directly or indirectly, with respect to: (a) products or services for the proteomics market or (b) other products or services that are substitutable for those described in clause (a), (ii) not solicit certain employees and consultants of Olink and its affiliates and (iii) not solicit the business of certain customers or clients, for purposes of marketing, offering or selling a product or service competitive with the business of Olink or any of its affiliates.
Thermo Fisher and each of Messrs. Heimer and Raimond have also entered into an Offer Letter, which are conditioned on and effective as of the Company becoming a wholly-owned subsidiary of Thermo Fisher (although Thermo Fisher may accelerate such effectiveness) (the “Effective Date”).
Mr. Heimer’s Offer Letter provides that, on the Effective Date, Mr. Heimer will become Head of Strategic Partnership — Proteomics within the Life Sciences Group of Thermo Fisher and continue to receive his current annual salary and target bonus opportunity. Pursuant to Mr. Heimer’s Offer Letter, in the event of a qualifying involuntary termination of employment without “cause”, he is entitled to accelerated vesting and payout of his then-unvested Unvested Option Replacement Awards and RSU Replacement Awards. In addition, under the terms of Mr. Heimer’s Offer Letter, for 12 months following a termination of Mr. Heimer’s employment (the “Restricted Period”), he will be subject to restrictions on competition and solicitation of customers, clients and employees. In exchange for such covenants, Mr. Heimer will receive up to 60% of his average monthly remuneration during the Restricted Period.
The Raimond Agreements provide that, beginning on the Effective Date, Mr. Raimond will (i) serve as President — Proteomics Sciences, (ii) receive a salary of $525,000 and (iii) be eligible to receive an annual bonus with a target value of 75% of Mr. Raimond’s base salary. The Raimond Agreements also provide that Mr. Raimond will be eligible to receive an award of Thermo Fisher restricted stock units with a value of $2,000,000, vesting, subject to Mr. Raimond’s continuous employment with Thermo Fisher through the applicable date, 25% on the one-year anniversary of the Closing and 75% on the two-year anniversary of the Closing, as well as a cash retention award of $1,200,000, payable 50% on each of the one-year and the two-year anniversaries of the Closing, subject to Mr. Raimond’s continuous employment with Thermo Fisher through the applicable payment date and the achievement of goals relating to the integration of Olink with Thermo Fisher’s other businesses, Olink’s business activities and achievement of certain financial targets. In addition, pursuant to the Raimond Agreements, if Mr. Raimond incurs a qualifying involuntary termination of employment without “cause” (within the meaning of Thermo Fisher’s severance policy), then he is entitled to severance pay equal to the sum of 12 months of base salary and his target annual bonus amount, subject to Mr. Raimond executing and not revoking a general release of claims, and the restricted period under his Selling Shareholder Agreement will be the shorter of the then-existing term of such restricted period or 12 months from the date of termination.
The foregoing descriptions of the Offer Letters, Raimond Agreements and Selling Shareholder Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Offer Letters, Raimond Agreements and Selling Shareholder Agreements, which are filed as Exhibit (e)(21), (e)(22), (e)(23), (e)(24), (e)(25), (e)(26), (e)(27) and (e)(28) of this Schedule 14D-9. For a complete understanding of the Offer Letters, Raimond Agreements and Selling Shareholder Agreements, shareholders are encouraged to read the full text of the Offer Letters, Raimond Agreements and Selling Shareholder Agreements.
As of the date of this Schedule 14D-9, Thermo Fisher presented certain key employees of Olink, including certain of the executive officers, with potential terms and conditions of continued employment with Olink following the Closing, including potential retention awards on similar terms and conditions as those provided to Mr. Raimond. Thermo Fisher has not yet presented such executive officers with a definitive agreement reflecting such terms and conditions, which therefore remain subject to negotiation until such an agreement has been entered into between Thermo Fisher and the applicable executive officer.
Rule 14d-10(d) Matters
Prior to the Offer Acceptance Time, Olink shall take all steps reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to each plan, program, agreement or arrangement between Parent, Olink or their respective affiliates and any of the current or former officers, directors or employees of Olink that are entered into after the date of the Purchase Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee.
Director and Officer Indemnification and Insurance
Pursuant to the terms of the Purchase Agreement, Parent and Buyer shall cause that the directors and the Chief Executive Officer of Olink, and its subsidiaries formed in Sweden, shall be discharged from liability at the next annual general meeting of the shareholders of the relevant entity, for the period up to and including the Closing, provided that Olink’s auditors do not recommend against such discharge. Parent and Buyer have also undertaken not to make, and shall procure that neither their affiliates nor any of Olink or its subsidiaries make, any claim against any director or officer of Olink or its subsidiaries for his or her acts or omissions in his or her capacity as director or officer (as applicable) during the period up to and including the Closing, in each case to the extent not based on or arising out of each director’s or officer’s willful misconduct or fraud as determined under applicable law and finally adjudicated by a court of competent jurisdiction.
Pursuant to the Purchase Agreement, for six years after the Closing, Parent and Buyer shall indemnify and hold harmless all directors and the chief executive officer of Olink (in their capacities as such) (each, an “Indemnified Party”) against any claim against such Indemnified Party for his or her acts or omissions in his or her capacity as a director or officer during the period up to and including the Closing and other reasonable costs and expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law) based on or arising out of the Offer and other transactions contemplated by the Purchase Agreement (the “Transactions”), or the negotiation, execution or performance of the Purchase Agreement, the Tender and Support Agreement or any other agreement executed in connection therewith, in each case to the extent not based on or arising out of the applicable Indemnified Party’s willful misconduct or fraud as determined under applicable law and finally adjudicated by a court of competent jurisdiction.
Pursuant to the Purchase Agreement, for a period of six years from the Closing, all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, including, for the avoidance of doubt, any such matter arising under any claim with respect to the Closing and the Offer and the Transactions, now existing in favor of each Indemnified Party as provided in their certificate of incorporation or bylaws (or comparable organizational documents) of Olink and its subsidiaries or in any indemnification agreement with Olink or any of its subsidiaries in existence on the date of the Purchase Agreement shall survive the Closing and shall continue in full force.
Pursuant to the Purchase Agreement, Parent shall, before Closing, purchase liability tail insurance policies with respect to acts or omissions occurring at or prior to the Closing for the directors and officers of Olink that (i) will be effective for a period of six years after the Closing for claims relating to facts or events existing or occurring prior to the Closing, and (ii) will contain coverage that is at least as protective to each person currently covered by Olink’s or any of its subsidiary’s directors’ and officers’ liability insurance policies as the coverage provided by such existing policies; provided, that, the premium for such tail policy may not be (and Parent shall not be required to expend) in excess of three hundred percent (300%) of the last annual premium paid prior to the Closing. Parent shall cause any such policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by Olink and its subsidiaries. If the amount necessary to procure such tail policy exceed the foregoing premium cap, Parent will only be obligated to obtain the greatest coverage available for a cost not exceeding such cap.
Affiliated Ownership
As of October 27, 2023, Knilo, which, indirectly through intermediary funds and co-investment entities, is wholly owned by Summa, beneficially owned 77,284,718 Common Shares, which represents approximately 62% of the outstanding Offer Securities as of October 27, 2023. Mr. Unkuri, a member of the Board, is a partner at Summa. Mr. Hindar and Mr. Roelofs, also members of the Board, are principals at Summa. Summa has voting and dispositive control over the Common Shares beneficially owned by Knilo.
Item 4.   The Solicitation or Recommendation
Recommendation of the Board
At a meeting of the Board held on October 16, 2023, after careful consideration, the members of the Board present at such meeting unanimously (a) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the Transactions are in the best interests of Olink and the its shareholders, (b) approved the terms and conditions of the Purchase Agreement (to the extent applicable to Olink) and the Transactions, the execution and delivery of the Purchase Agreement, the performance of Olink’s obligations under the Purchase Agreement and the consummation of the Transactions, (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and recommend acceptance of the Offer by Olink’s shareholders and (d) authorized the treatment of Olink’s equity awards as set forth in the Purchase Agreement.

Accordingly, and for other reasons described in more detail below, the members of the Board present at such meeting unanimously recommend that Olink’s shareholders accept the Offer and tender their Offer Securities to Parent or Buyer pursuant to the Offer.
A joint press release, dated October 17, 2023, issued by Olink and Parent announcing the Offer, is included as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.
Background of the Transaction
The Board and management continually review and assess the Company’s business plan and the potential strategic opportunities available to the Company with the goal of maximizing shareholder value. The Board and management have periodically evaluated whether the continued execution of the proteomics platform strategy as a standalone company or other strategic and financial alternatives present the best strategy for maximizing shareholder value. In connection with such review, certain members of the Board and management of the Company from time to time have considered meeting with various third parties to explore engaging in a strategic transaction with the Company, including the purchase of the entire Company.
In early January 2023, a representative of a strategic bidder, which in this Schedule 14D-9 is referred to as “Party A,” contacted Tommi Unkuri, a Company director and a partner at Summa, the parent of the Company’s controlling shareholder, Knilo, seeking an introductory meeting. On February 14, 2023, Mr. Unkuri and a representative of Party A met via video conference and the representative noted Party A’s potential strategic interest in the Company.
In early March 2023, a representative of a strategic bidder, which in this Schedule 14D-9 is referred to as “Party B,” contacted Mr. Unkuri to arrange a meeting to discuss topics related to Summa’s investment portfolio.
In response to the approaches by Party A and Party B, on March 10, 2023, Mr. Unkuri contacted J.P. Morgan Securities LLC (“J.P. Morgan”) to begin discussions of the Company’s potential responses should a party deliver an acquisition proposal and J.P. Morgan’s potential engagement as financial advisor to the Company. The subsequent initial discussion covered, among other things, what could be done in preparation ahead of an offer, preliminary thoughts on other potential counterparties and initial views on what a potential sale process would entail.
Representatives of Party B and Mr. Unkuri met in person on March 23, 2023, and Party B’s representatives noted its potential strategic interest in the Company.
Following these introductory discussions with Party A and Party B representatives, in late March 2023, Mr. Unkuri informed Jon Hindar, the Chair of the Board and a principal at Summa, of his discussions and they agreed that Mr. Unkuri should continue preliminary review of potential next steps with J.P. Morgan.
Following his initial outreach to J.P. Morgan through early April, Mr. Unkuri and Mr. Johan Pietilä Holmner, a deputy Board member and an investment director at Summa, engaged in preliminary discussions with J.P. Morgan about a potential confidential sales process and bidders that may potentially have an interest in acquiring the Company. Based on those discussions and working with J.P. Morgan, Messrs. Unkuri and Holmner reviewed other potential counterparties and identified two strategic bidders in addition to Party A and Party B, which additional bidders were Parent and a bidder that in this Schedule 14D-9 is referred to as “Party C”, that had a potentially strong strategic rationale for acquiring the Company and the financial capacity to maximize shareholder value in such transaction. Parent and Party C were identified based on a combination of Messrs. Unkuri’s and Holmner’s industry knowledge and J.P. Morgan’s industry knowledge and view of potential bidders that would be familiar with the Company or its industry and would be willing to engage in a transaction and able to pursue such opportunity.
Following these discussions, in early May 2023, Mr. Unkuri directed J.P. Morgan to begin introductory and informal discussions with Parent, Party B and Party C on the basis of publicly available information to gauge such parties’ interest in, and knowledge of, the Company. In doing so, Messrs. Unkuri and Holmner emphasized the need to balance the potential for identifying a counterparty that was likely to consummate a transaction that would maximize shareholder value against the risk of a leak that would be disruptive and distracting to the Company, its business and management’s execution of its growth strategy. Concurrently, from early May to mid-June 2023, Mr. Unkuri engaged with representatives of Party A to gauge Party A’s interest in the Company.
Between early May and mid-June 2023, J.P. Morgan, on behalf of the Company, held such initial discussions and shared introductory materials about the Company based on publicly available information with Parent, Party B and Party C.
On May 10, 2023, Messrs. Unkuri and Hindar met with other members of the Board to determine whether the Company should pursue entering into non-disclosure agreements with the four identified strategic bidders and arrange initial management presentations. Provided that initial feedback from such bidders indicated strong potential interest in the Company, the group confirmed that the Company should pursue such agreements and presentations.
By early to mid-June 2023, J.P. Morgan reported to Mr. Unkuri that all four of the potential strategic bidders provided feedback that after their own internal discussions they were interested in learning more about the Company. Based on the directors’ May 10 discussion and such feedback, the Company then decided to move forward with further engagement with these potential bidders and provide them with limited access to management and limited confidential information about the Company.
On June 7, 2023, the Company directed Baker & McKenzie LLP and Baker & McKenzie Advokatbyrå KB, the Company’s outside counsel (collectively, “Baker McKenzie”), to prepare a draft non-disclosure agreement (“NDA”) to facilitate further engagement with potential bidders, beginning with Party B, which was scheduled to and did have the first of the management sessions described below on June 15, 2023.
Additionally, on June 12, 2023, at the Company’s direction, J.P. Morgan reached out to a fifth strategic bidder, which in this Schedule 14D-9 is referred to as “Party D,” to assess its potential interest in the Company. Shortly thereafter, however, on June 16, 2023, Party D notified J.P. Morgan, that after internal discussion, due to concerns about a potential lack of strategic fit, Party D was not interested in pursuing a transaction with the Company.
On June 20, 2023, the Board held an in-person meeting in which members of management participated. At the meeting, Chief Executive Officer Jon Heimer provided the Board an update on Party B’s June 15 management session.
On July 25, 2023, Mr. Hindar spoke with Goldman Sachs Bank Europe SE, Sweden Bankfilial (“Goldman Sachs”) about the Company’s interactions with potential strategic bidders and Goldman Sachs’ potential engagement as a financial advisor to the Company. On July 30, 2023, the Company directed Goldman Sachs to work with J.P. Morgan as co-advisor in connection with the confidential sale process.
Ultimately, from early June through late July 2023, J.P. Morgan, and from late July through late August 2023, J.P. Morgan and Goldman Sachs, at the Company’s direction, were in contact with seven strategic bidders about their potential interest in acquiring the Company, with the Company, informed by J.P. Morgan’s and Goldman Sachs’ market and industry expertise and introductory discussions, determining that the contacted group of seven bidders would be most likely to execute and consummate a transaction, if at all, that would maximize shareholder value while balancing the risk that contacting additional parties could result in leaks that would be disruptive and distracting to the Company, its business and management’s execution of its growth strategy. Six of these seven potential strategic bidders entered into NDAs with the Company in this period, including Parent on June 25, 2023; Party A on June 28, 2023; an affiliate of Party B on June 13, 2023; Party C on July 12, 2023; and, following the August 5, 2023, Board meeting described below, the strategic bidders which in this Schedule 14D-9 are referred to as “Party E,” on August 11, 2023, and “Party F,” on August 22, 2023. All six received confidential information regarding the Company and its business. As noted above, Party D had declined to receive confidential information and otherwise participate in a sale process.
After the execution of the NDAs and through early September, Company management, together with representatives of J.P. Morgan and Goldman Sachs, held management sessions with five of the six bidders that signed NDAs in order to provide certain confidential information and a detailed overview of the Company, which bidder group consisted of Parent, Party A, Party B, Party E and Party F. The remaining bidder from among those that executed NDAs, Party C, notified J.P. Morgan on August 9, 2023, after introductory discussions and its execution of an NDA that it would not be participating in the process due to timing and organizational constraints.
Also within this period, Company management, with the assistance of J.P. Morgan and Baker McKenzie, prepared the Company’s confidential electronic data room containing business, financial, tax, legal and other information regarding the Company and its business. Further, the Company’s senior management shared a five-year financial forecast that had been previously prepared as part of the Company’s 2022 strategic process review and approved by the Board in its review of the Company’s prospects on a stand-alone basis, which forecast was shared with each of the five bidders participating in management sessions, together with a confidential information presentation including detailed publicly available and confidential information regarding the Company and its business.
Based on the respective engagement through management sessions and diligence by the four potential strategic bidders under NDA by July 18, 2023, J.P. Morgan, as directed by the Company, invited Parent, Party A and Party B by delivery of a process letter on July 18, 2023, to submit initial indications of interest for the potential acquisition of the Company by August 4, 2023.
On August 4, 2023, Parent and Party A provided indications of interest for an acquisition of the Company indicating, respectively, a price range of $22.00 to $24.00 per Common Share and ADS in cash and a price of $21.50 per Common Share and ADS to be paid 40% in cash and 60% in stock of Party A.
On August 5, 2023, the Board held a meeting via videoconference in which representatives of J.P. Morgan, Goldman Sachs and Baker McKenzie and members of the Company’s senior management participated.
At the meeting, representatives of J.P. Morgan and Goldman Sachs reviewed the August 4 indications of interest from Parent and Party A. The financial advisors discussed with the Board the potential process and valuation implications of the different forms of consideration offered by each of Parent and Party A, given Parent’s all-cash proposal and Party A’s mixed stock and cash consideration proposal. The financial advisors noted that Party A’s part-stock proposal would require an analysis of the value of such stock. The financial advisors further reviewed the status of other bidders in the confidential sale process, including the prospects of Party B submitting an initial indication of interest and potential outreach to Party E and Party F, the final two strategic bidders among the seven previously identified. Following discussion, the Board directed the financial advisors to provide further financial analysis of Parent’s and Party A’s bids to inform the Board’s determination on whether to continue the confidential sale process and directed them to contact Party E and Party F about their potential interest in participating in a sale process.
Representatives of Baker McKenzie then presented to the Board on the directors’ fiduciary duties under Swedish law in connection with a potential sale of the Company, the potential transaction structures for a Swedish-formed company with securities listed only on a U.S. stock exchange and the potential timing of signing and closing a transaction under applicable Swedish and U.S. law. Representatives of Baker McKenzie also discussed and reviewed with the Board applicable Swedish law regarding directors and their duties, their affiliations and interests and the sale process. Based on such review, the Board considered and concluded that the participation of directors Hindar, Unkuri and Nicolas Roelofs, each affiliated with Summa, was permitted under applicable Swedish law in connection with the sale process.
The Board then discussed and authorized the finalization of engagement letters with each of J.P. Morgan, as lead financial advisor to the Company, and Goldman Sachs, as a financial advisor to the Company. Following negotiations, the Company executed engagement letters with J.P. Morgan and Goldman Sachs, dated August 18, 2023, and September 28, 2023, respectively. The Board selected J.P. Morgan as its lead financial advisor based upon, among other things, J.P. Morgan’s credentials as a sophisticated investment bank with substantial knowledge and experience in the Company’s industry and in mergers and acquisitions generally. The Board selected Goldman Sachs as a financial advisor on a similar basis, additionally considering its familiarity with the Company.
On August 8, 2023, the Board held a meeting via videoconference in which representatives of J.P. Morgan, Goldman Sachs and Baker McKenzie and members of the Company’s senior management participated.

At the meeting, the financial advisors first reviewed the Company’s ADS price performance since its initial public offering of ADSs in March 2021 together with market analyst commentaries of the Company’s public market performance to-date. J.P. Morgan also reviewed with the Board the Management Projections that had been prepared by Company management for fiscal years 2023 through 2033 (the “Management Projections”) and were based on an extrapolation to 10 years of the five-year management projections previously approved by the Board and provided to bidders. For more information on the Management Projections, see the section captioned “Certain Management Projections” in Item 4 of this Schedule 14D-9. Utilizing the Management Projections, J.P. Morgan then provided the Board with preliminary, illustrative valuation analyses comparing Parent’s and Party A’s initial bid submissions, the Company’s market performance and certain Company valuations implied by the Management Projections. Informed by the foregoing preliminary, illustrative valuation analysis, the Board determined to continue the sale process and further authorized the Company and its management to do so, including by seeking additional shareholder value from Parent and Party A based on revised indications of interest and additional indications of interest from Party B, Party E and Party F.
Each of Party E and Party F subsequently entered into NDAs, received data room access and participated in management sessions. Both subsequently declined to further participate in a sale process by notifying representatives of J.P. Morgan and Goldman Sachs on September 6 and 11, 2023, respectively, and did not submit initial indications of interest.
Subsequent to the August 8, 2023, Board meeting, Baker McKenzie, at the Company’s direction, finalized an auction draft purchase agreement for the acquisition of the Company through a tender offer for all of the outstanding Offer Securities. Baker McKenzie, further at the Company’s direction, prepared an auction draft tender and support agreement that Summa, as the parent of the Company’s controlling shareholder and together with certain other Company shareholders, might be solicited by a bidder to enter into to support a potential acquisition. Ropes & Gray LLP, counsel to Summa (“Ropes”), provided comments to the draft tender and support agreement.
On August 15, 2023, the Board held an in-person meeting in which members of the Company’s senior management participated. At the meeting, members of the Company’s senior management provided a sale process update to the Board.
Also on August 15, 2023, the Company provided Parent and Party A with access to the confidential electronic data room for the Company, and began to share due diligence information regarding the Company.
On August 17, 2023, Party B delivered its initial indication of interest of $22.00 per Common Share and ADS in cash. Subsequently, on August 21, 2023, the Company provided Party B with access to the confidential electronic data room for the Company and began to share due diligence information regarding the Company.
On September 4, 2023, the auction draft purchase agreement was posted to bidders in the confidential data room. The auction draft agreement proposed that bidders acquire the Company through a tender offer for all of the outstanding Offer Securities and included (a) no reference to a tender and support agreement; (b) the ability of the Board to change its recommendation in response to both an acquisition proposal that constitutes a superior proposal and an intervening event arising after signing, together with the right of the Company to terminate the purchase agreement to enter into a definitive agreement to consummate such superior proposal; (c) no termination fee payable by the Company in the event of a termination arising from such change; and (d) a condition to a buyer’s acceptance of Offer Securities for purchase that Offer Securities representing at least one Common Share more than 90% of the outstanding Common Shares as of offer expiration time be validly tendered, the minimum condition under Swedish law for a buyer to consummate a Compulsory Redemption and obtain 100% ownership of the outstanding Common Shares by operation of law.
On September 12, 2023, J.P. Morgan and Goldman Sachs, as directed by the Company, invited Parent, Party A and Party B, by delivery of a process letter, to submit final proposals by October 9, 2023, for the potential acquisition of the Company. The process letter also asked the bidders to submit a mark-up of the auction draft purchase agreement by September 21, 2023, in advance of the final bid submission.

On September 13, 2023, Party A notified representatives of J.P. Morgan and Goldman Sachs that it was withdrawing from the sale process, citing the potential dilution to its existing stockholders of issuing share consideration for the acquisition of the Company as Party A initially proposed.
On September 18, 2023, Cravath, Swaine & Moore LLP, counsel to Parent (“Cravath”), and Baker McKenzie had a preliminary phone conversation to review certain questions about the purchase agreement and transaction structure. Cravath indicated Parent’s interest in potentially pursuing an acquisition of the Company through a purchase of all of its assets rather than through a tender offer.
On September 25, 2023, Cravath delivered to Baker McKenzie an initial markup of the auction draft purchase agreement. The revised draft included, among other things, (a) reference to a support agreement to be executed by Summa and to-be-specified Company officers and directors that would obligate the parties to tender their Offer Securities to Parent and would restrict such security holders from supporting any alternative transactions for 12 months following any termination of the purchase agreement, including in connection with a superior proposal; (b) the right of Parent to waive or amend the 90% minimum tender condition to an unspecified lower threshold; (c) the removal of the Board’s contractual right to respond to an intervening event by changing its recommendation; and (d) a request for a termination fee to be paid by the Company or Summa to Parent in certain circumstances. The revised draft also noted that retention arrangements for certain unspecified key Company employees were critical to Parent’s acquisition proposal and inquired about when such arrangements could be discussed with such employees.
On September 28, 2023, counsel to Party B delivered to Baker McKenzie an initial markup of the auction draft purchase agreement.
On September 29, 2023, Baker McKenzie delivered to Cravath an issues list with respect to Parent’s initial markup of the auction draft purchase agreement, which was subsequently followed by Baker McKenzie’s delivery on October 2, 2023, of a further revised draft purchase agreement based on such list. Baker McKenzie’s revised draft included, among other things, (a) an indication that the Company was willing to ask that Summa and to-be-specified Company officers and directors execute a tender and support agreement that would obligate such security holders to tender Offer Securities to Parent but that would terminate in the event the purchase agreement was terminated, including in connection with a superior proposal; (b) a willingness to give Parent the right to waive or amend the 90% minimum tender condition to a to-be-agreed lower threshold; (c) the reinsertion of the Board’s contractual right to respond to an intervening event by changing its recommendation; and (d) a rejection of any potential termination fee to be paid by the Company or Summa to Parent in any circumstances on the grounds that it would be impermissible under Swedish law. Baker McKenzie’s revised draft also noted that key employee retention arrangement discussions would begin only after Parent’s final offer price was submitted. On the same date as delivery of a revised purchase agreement, Baker McKenzie delivered to Cravath a form of tender and support agreement consistent with the foregoing position.
On September 30, 2023, Baker McKenzie delivered to Party B’s counsel an issues list with respect to Party B’s initial markup of the auction draft purchase agreement. On October 3, 2023, Baker McKenzie delivered a further revised draft purchase agreement based on such list and the same form of tender and support agreement as delivered to Cravath noted above.
On October 5, 2023 Baker McKenzie had separate discussions via videoconference with each of Cravath and Party B’s counsel regarding the revised draft of the purchase agreement and form of the tender and support agreement Baker McKenzie previously delivered to the respective parties.
Between October 6 and 8, 2023, Party B’s counsel and Ropes corresponded on the proposed terms that Party B would intend to seek for the tender and support agreement between Party B and Summa.
On October 9, 2023, Parent delivered to J.P. Morgan and Goldman Sachs a written proposal for acquisition of the Company at $24.00 per Common Share or ADS, constituting a price premium of approximately 67% above the closing ADS price on that day. Later that same day, New York City time, Cravath delivered to Baker McKenzie a further revised draft of the purchase agreement, a revised draft of the Company disclosure letter to the purchase agreement and a revised draft of the tender and support agreement. The revised drafts, among other things, restated or reinserted Parent’s prior positions with respect to the tender and support agreement to be executed by Summa and to-be-specified Company officers and directors, the restriction on the Board’s right to change its recommendation in response to an intervening event and a request for a termination fee payable by the Company or Summa.
On October 10, 2023, representatives of Party B held a conference call with representatives of J.P. Morgan and Goldman Sachs and indicated Party B’s strategic interest in owning the Company but that Party B would not be submitting a final proposal through the sale process, either by reaffirming its August 17 indication of interest or else delivering a revised proposal.
On October 11, 2023, a representative of Party B called Mr. Unkuri and reiterated Party B’s strategic interest in the Company. The representative of Party B suggested that although Party B could consider a bid in the future, they were declining to deliver a final proposal confirming their interest in the transaction as part of the sale process and gave no indication of if or when it would ever deliver a future bid or its potential terms (including offer price).
Also on October 11, 2023, the Board held a meeting via videoconference in which representatives of J.P. Morgan, Goldman Sachs and Baker McKenzie and members of the Company’s senior management participated. The financial advisors provided a sale process update and reviewed Parent’s October 9 proposal with the Board. The financial advisors and Mr. Unkuri also discussed their respective October 10 and October 11 calls with Party B. Baker McKenzie then reviewed key terms of Parent’s revised transaction documentation, including as summarized above. Together with the financial advisors and Baker McKenzie, the Board then discussed and considered, among other things, (a) Parent’s October 9 offer price and a comparison of the shareholder value implied thereby relative to the Company’s stand-alone prospects; (b) Parent’s proposed transaction terms, including (i) that the Board would be permitted to terminate the purchase agreement in order to enter into an agreement for a superior proposal if the failure to do so would be inconsistent with the Board’s fiduciary duties under applicable Swedish law, and (ii) tender and support agreement terms that would restrict the signing security holders, including Summa, from supporting any alternative transactions for 12 months following any termination of the purchase agreement, including in connection with a superior proposal; (c) the degree of closing certainty implied by Parent’s market reputation, regulatory profile and financial wherewithal and the absence of any financing condition; and (d) Party B’s refusal to submit any final proposal, commit to any bid timeline or indicate any potential terms for a subsequent bid (including offer price).
After this discussion and consideration, the financial advisors and Baker McKenzie exited the meeting. The Board then determined, among other things, (a) that it was highly uncertain whether Party B would ever submit a subsequent bid; (b) that a transaction with Party B was not currently, and may never become, actionable; and (c) that Parent’s proposal included a relatively high degree of closing certainty in light of these determinations and the factors noted above. The Board then authorized J.P. Morgan and Goldman Sachs to revert to Parent to solicit a best-and-final offer reflecting the highest price Parent was willing to offer together with improved terms relating to transaction structure; deal protections (including tender and support commitments from the majority shareholder and termination fees); treatment of equity awards; and regulatory commitments.
Later that same day, representatives of J.P. Morgan and Goldman Sachs contacted Parent and requested the foregoing best-and-final offer from Parent.
On October 12, 2023, Parent delivered an oral proposal to a representative of J.P. Morgan to increase its offer price from $24.00 per Common Share or ADS to $26.00. As outlined to J.P. Morgan, the proposal was conditioned on, among other things, Summa and to-be-specified Company executives and directors executing a tender and support agreement that would require them to support Parent’s offer at a fixed price of $26.00 per Common Share or ADS until 15 days after the transaction outside date even if the purchase agreement were terminated due to a Board recommendation change or superior proposal.
On the morning of October 13, 2023, New York City time, Parent delivered a written proposal that confirmed its October 12 oral proposal to J.P. Morgan and Goldman Sachs, increasing its offer price to $26.00 per Common Share or ADS subject to the Summa and Company executive and director commitments outlined above and noting the proposal was Parent’s best and final offer and constituted a price premium of approximately 82% above the closing ADS price on October 12. The written proposal further indicated that Parent was seeking exclusivity for seven business days for the parties to negotiate and finalize transaction documentation.

Later on the morning of October 13, 2023, New York City time, the Board held a meeting via videoconference in which representatives of J.P. Morgan, Goldman Sachs and Baker McKenzie and members of the Company’s senior management participated. The financial advisors provided an update on the status of negotiations with Parent, including a review of Parent’s confirmed October 12 proposal summarized above together with Parent’s request for exclusivity. The Board discussed Parent’s condition that Summa and certain of the Company executives and directors execute a tender and support agreement that would survive a termination of the purchase agreement due to a superior proposal or a change in the Board’s recommendation, including that such a commitment from the Company’s majority holder would deter any other bidder, including Party B, from making any proposal for the Company following the execution of transaction agreements with Parent. The representatives of J.P. Morgan, Goldman Sachs and Baker McKenzie then exited the meeting, and after Board discussion and deliberation, the Board concluded that (a) given Party B’s initial indication of interest was $22.00 per Common Share or ADS and its refusal to deliver a specific proposal re-confirming its interest in a transaction with the Company and (b) in light of Parent’s best-and-final offer price increase and the Company’s conduct of the confidential sale process to-date, including that the Company, working with its financial advisors, had solicited acquisition proposals through a process designed to obtain the highest shareholder value reasonably attainable, accepting Parent’s offer at $26.00 per Common Share or ADS was in the best interest of the Company’s shareholders even though the obligation of the Company’s majority shareholder to support Parent’s offer at a fixed price of $26.00 per Common Share or ADS until 15 days after the transaction outside date (even if the purchase agreement was terminated due to Board recommendation changes or superior proposals) would deter another bidder from making a proposal for the Company, including Party B. The Board unanimously authorized the Company and its management to engage in negotiations with Parent on the basis of its revised bid letter to finalize transaction documentation.
Following the Board meeting, but before the Company executed the exclusivity agreement described below, Mr. Unkuri called and spoke with the same representative of Party B that he spoke with on October 11. Mr. Unkuri indicated that the Company was moving towards finalizing transaction documents with another party and offered Party B the opportunity to change its position from their October 11 discussion. The representative of Party B reiterated its October 11 position and again declined to submit a bid.
Also following the Board meeting, during the morning and afternoon of October 13, 2023, New York City time, representatives of the Company, Summa and Parent and their respective counsel discussed to clarify certain terms of Parent’s confirmed October 12 proposal.
On the basis of such discussions, Mr. Unkuri, on behalf of Summa, confirmed to Mr. Paul Parker, Senior Vice President of Strategy and Corporate Development of Parent, via phone call that, in light of Parent’s best-and-final offer price increase, Summa was willing to enter into a tender and support agreement that obligated Summa to support Parent’s offer at a fixed price of $26.00 per Common Share or ADS until 15 days after the transaction outside date, even if the purchase agreement was terminated due to Board recommendation changes or a superior proposal, and would grant Parent the right, subject to applicable law, to purchase Summa’s Common Shares or ADSs at a fixed price of $26.00 per Common Share or ADS during the term of the tender and support agreement (which would survive certain terminations of the purchase agreement as described above), notwithstanding a higher price paid to other holders in such period.
The Company then authorized Baker McKenzie to finalize the terms of an exclusivity agreement with Cravath on behalf of Parent for the parties to negotiate final transaction documentation on the basis of Parent’s confirmed October 12 proposal.
Subsequently during the evening of October 13, 2023, New York City time, Parent and the Company entered into such agreement granting Parent exclusivity through 12:00 noon, New York City time, on October 17, 2023, provided that if Parent and its representatives were working in good faith in furtherance of transaction negotiation and agreement execution, exclusivity would be automatically extended for successive one-business day renewal terms unless either party provided notice of non-renewal.
Between October 13, 2023, and until Purchase Agreement signing prior to Nasdaq open on October 17, 2023, Parent, the Company, Summa and certain directors, officers and management members of the Company, together with their respective counsel, negotiated, exchanged drafts of and finalized the transaction documentation and Parent completed its final confirmatory due diligence.
In this period, Parent, the Company and their respective counsel finalized the Purchase Agreement and agreed on, among other things, (a) the “Company Material Adverse Effect” definition, (b) the terms of the Company equity award roll-over into post-Offer closing cash awards, (c) the right of the Board to change its recommendation in response to an Intervening Event, (d) a more seller-favorable regulatory efforts covenant and (e) the absence of any termination fee, expense reimbursement or similar payment by the Company or Summa in any event in light of considerations under Swedish law.
Also in this period, Parent first began negotiating, and subsequently entered into, certain post-closing employment, restrictive covenant and retention arrangements with certain key employees of the Company, as described in more detail in the section captioned “Arrangements with Directors and Executive Officers of Olink — Post-Transaction Executive Officer Arrangements” in Item 3(b) of this Schedule 14D-9.
In the evening New York City time on October 16, 2023, the Board held a meeting via videoconference in which representatives of J.P. Morgan, Goldman Sachs and Baker McKenzie, and members of the Company’s senior management participated. Mr. Hindar opened the meeting by noting that, after discussion with representatives from Baker McKenzie, because Parent was requiring Summa to enter into the Tender and Support Agreement, which by its terms requires Summa to support a transaction with Parent notwithstanding a Board recommendation against it, as a condition to executing the Purchase Agreement, Summa’s entry into such agreement, could potentially impose a requirement on Messrs. Hindar, Unkuri and Roefols, as affiliates of Summa, to recuse themselves under applicable Swedish law in connection with the Purchase Agreement. Consequently, Mr. Hindar announced that Messrs. Hindar, Unkuri and Roefols, as a precautionary measure, were recusing themselves from any Board vote on the Purchase Agreement and then Messrs. Hinder and Roefols exited the meeting, with Mr. Unkuri not otherwise having joined the meeting. Director Robert Schueren was then elected as chair of the meeting, and there being a quorum of directors remaining to conduct business, the Board proceeded with the meeting. Each of J.P. Morgan and Goldman Sachs then proceeded to review with the Board its respective financial analysis of the Offer Consideration and delivered to the Board its respective oral opinion, which was subsequently confirmed by delivery of a written opinion dated, in each case, October 17, 2023, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in such written opinion, the consideration to be received by the holders of Offer Securities (other than Parent or its affiliates) in the proposed Offer was fair, from a financial point of view, to such holders. For more information regarding the opinion of J.P. Morgan, see the section captioned “Opinions of Olink’s Financial Advisors — Opinion of J.P. Morgan Securities LLC” in Item 4 of this Schedule 14D-9. For more information regarding the opinion of Goldman Sachs, see the section captioned “Opinions of Olink’s Financial Advisors — Opinion of Goldman Sachs” in Item 4 of this Schedule 14D-9. Following the delivery of the foregoing opinions, representatives of Baker McKenzie reviewed and discussed with the Board the terms of the Purchase Agreement, the Tender and Support Agreement and the potential risks associated for the completion of the proposed transaction based on the terms of the Purchase Agreement and other legal matters. For more information concerning the terms of the Purchase Agreement, see the section captioned “Arrangements with Parent and Buyer — Purchase Agreement” in Item 3(a) of this Schedule 14D-9.
Following such review and discussion by the participating directors, the Board, unanimously through the directors present at the meeting, (a) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the Offer and transactions contemplated thereby are in the best interests of the Company and its shareholders; (b) approved the terms and conditions of the Purchase Agreement (to the extent applicable to the Company) and the Offer and transactions contemplated thereby, the execution and delivery of the Purchase Agreement, the performance of the Company’s obligations under the Purchase Agreement and the consummation of the Offer and transactions contemplated thereby; (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and recommend acceptance of the Offer by the shareholders of the Company; and (d) authorized the treatment of Olink’s equity awards as set forth in the Purchase Agreement. For more information on the reasons for the Board’s recommendation, see the section captioned “Reasons for the Recommendation” in Item 4 of this Schedule 14D-9.

Subsequently on October 17, 2023, prior to the open of trading on Nasdaq, the Company and Parent executed and delivered the Purchase Agreement. Also on that date, Parent, Summa and certain of the Company’s directors and members of management executed and delivered the Tender and Support Agreement, with Parent and Mr. Heimer executing and delivering the Transfer Restriction Agreement. For more information concerning the terms of the Tender and Support Agreement and the Transfer Restriction Agreement, see the sections captioned “Arrangements with Parent and Buyer — Tender and Support Agreement” and “Arrangements with Parent and Buyer — Transfer Restriction Agreement” in Item 3(a) of this Schedule 14D-9.
Also on October 17, 2023, after such execution and delivery but still prior to the open of trading on Nasdaq, the Company and Parent issued a joint press release announcing their boards’ respective approval of the Offer.
Reasons for the Recommendation
The Board, at a meeting held on October 16, 2023, after careful consideration, among the members of the Board present at such meeting, unanimously (a) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the Transactions are in the best interests of Olink and its shareholders, (b) approved the terms and conditions of the Purchase Agreement (to the extent applicable to Olink) and the Transactions, the execution and delivery of the Purchase Agreement, the performance of Olink’s obligations under the Purchase Agreement and the consummation of the Transactions, (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and recommend acceptance of the Offer by Olink’s shareholders and (d) authorized the treatment of Olink’s equity awards as set forth in the Purchase Agreement. The Board also consulted with the members of Olink’s senior management and representatives from J.P. Morgan, Goldman Sachs and its outside legal counsel, Baker McKenzie, regarding the Board’s fiduciary duties under Swedish law, legal due diligence matters and the terms and conditions of the Purchase Agreement and related agreements, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Board believes support its determination and recommendation:
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Premium to Recent and Historical Market Price and Favorable Revenue Multiple.   The Board considered the relationship of the Offer Consideration to the recent and historical market price of the ADSs. The Offer Consideration to be paid in cash for each Common Share or ADS would provide shareholders with the opportunity to receive a significant premium over the current and historical market price of the ADSs in cash. The Offer Consideration of $26.00 per Common Share or ADS, represents a 74.4% premium to the price of the ADSs as of October 13, 2023, and a 67.3% premium to the trailing 60-day volume weighted average price of the ADSs as of October 13, 2023, as well as a firm value to last-twelve months revenue ending June 30, 2023 multiple of 21.3x (calculated on a fully diluted basis), which the Board determined was favorable;

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Immediate Liquidity.   The Offer Consideration represents an opportunity for the holders of Common Shares and ADSs to benefit from full and immediate liquidity;

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Cash Consideration; Certainty of Value.   The Board considered that the Offer Consideration is all-cash, so that the proposed Offer would provide certainty, immediate value, and liquidity to Olink’s shareholders for their Common Shares and the ADSs, especially when viewed against any internal or external risks and uncertainties associated with Olink’s standalone strategy or the financial markets generally;

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Confidential Outreach to Potential Buyers.   The Board considered the fact that the Offer represents the culmination of confidential outreach to the most likely potential strategic bidders to execute and consummate a transaction, while balancing the risk of a leak that would be disruptive to the Company, its business and management’s execution of its growth strategy in Olink’s judgment, as informed by its financial advisors, through a process that included the following:

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J.P. Morgan and Goldman Sachs contacted seven potential strategic bidders that Olink determined, informed by J.P. Morgan’s and Goldman Sachs’ market and industry expertise and certain introductory discussions, as the most likely to execute and consummate a transaction in an effort to obtain the best value reasonably available to shareholders, with six parties eventually entering into non-disclosure agreements with Olink;
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Of those six parties, five parties conducted management information sessions, with three subsequently submitting initial indications of interest;

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Of the three parties that submitted initial indications of interest, two parties remained active for engagement. The final price of $26.00 per Common Share or ADS offered by Parent was greater than the highest bid prices offered by the other bidders, $21.50 per Common Share or ADS and $22.00 per Common Share or ADS offered by Party A and Party B, respectively, in their initial indications of interest, and did not include any conditions with respect to financing;

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Potential Strategic Alternatives; Stand-alone Prospects; Results of Process Conducted.   The Olink Board considered the possible alternatives to the proposed acquisition of Olink by Parent, including the possibility of continuing to operate Olink as an independent company, the potential benefits and risks of these alternatives to Olink and its shareholders and the timing and likelihood of effecting such alternatives. Taking into account the risks of execution that the transaction presented, as well as business, competitive, industry and market risks, together with the Board’s view that the Purchase Agreement (i) was the result of arm’s-length negotiations, (ii) contained terms and conditions that were favorable to Olink and (iii) was the result of the competitive solicitation process described above, the Board determined that none of the possible alternatives was reasonably likely to present superior opportunities for Olink to create greater value its shareholders;

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Highest Value Reasonably Obtainable.   The Board believes that the Offer Consideration of $26.00 represented the highest value reasonably obtainable for the Common Shares, representing $26.00 per ADS, based on the competitive solicitation process described above, the progress and outcome of Olink’s negotiations with Parent and a number of changes in the terms and conditions of the Purchase Agreement that were ultimately favorable to Olink relative to the versions proposed by Parent. The Board believed, based on the competitive solicitation process described above, Olink’s negotiations with Parent and the advice of management, that the Offer Consideration was the highest amount of consideration per Common Share or ADS that any party was willing to pay and that the Purchase Agreement contained the most favorable terms on significant points to Olink to which Parent was willing to agree;

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Tender Offer, Tender and Support Agreement and Likelihood of Consummation.   The Board considered that the Offer would be highly likely to be consummated in light of (i) the anticipated timing of the consummation of the Offer, (ii) the structure of the Offer as a cash tender offer for all outstanding Common Shares and ADSs followed by a Compulsory Redemption in the event the Minimum Tender Condition is satisfied, to be effected pursuant to the laws of Sweden, and (iii) the support for the Offer from Olink’s directors, executive officers, and our controlling shareholder, Knilo, by executing the Tender and Support Agreement covering approximately 66% of the outstanding Common Shares;

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Business Reputation of Thermo Fisher.   The Board considered the business reputation, management and financial resources of Parent with respect to the Offer, including the fact that there is no financing condition to the Offer. The Board believed that these factors supported the conclusion that a transaction with Parent and Buyer could be conducted in an orderly manner;

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Certain Management Projections.   The Board considered Olink’s operating and financial performance and its prospects, including the Management Projections (as defined below), which reflect an application of various assumptions of Olink’s senior management and consideration of the inherent uncertainty of achieving the Management Projections and that, as a result, Olink’s actual financial results in future periods could differ materially from the Management Projections; For further discussion, see the section captioned “— Certain Management Projections” in Item 4 of this Schedule 14D-9;

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The Purchase Agreement.   For the reasons noted below, the Board believed that the provisions of the Purchase Agreement were favorable to Olink and its shareholders. In particular:

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Change in Recommendation/Termination Right.   In response to certain unknown intervening events, or in the event the Board receives an unsolicited Acquisition Proposal (as defined in the

Purchase Agreement) that the Board determines in good faith constitutes a Superior Proposal (as defined the Purchase Agreement), the Board may, subject to certain restrictions, withdraw, amend, modify or qualify in a manner adverse to Parent its recommendation that Olink shareholders tender their Offer Securities into the Offer if, after consultation with its outside counsel and its financial advisor or advisors, it determines that the failure to take any such action would be inconsistent with its fiduciary duties under the applicable laws of Sweden. In order for the Board to make any change to its recommendation in connection with a Superior Proposal and, in connection with a Superior Proposal, terminate the Purchase Agreement, Olink must first negotiate, to the extent Parent requests to negotiate, in good faith during a four day notice period as set forth in the Purchase Agreement, any revisions proposed in writing by Parent to the terms of the Purchase Agreement that would eliminate the need for a change in the recommendation of the Board, as more fully described in the Purchase Agreement. If, at the end of the four day notice period, the Board determines, in good faith, after consultation with its outside counsel and its financial advisor or advisors and after taking into consideration the terms of any proposed amendment or modification to the Purchase Agreement that Parent has committed to in writing to make during such period, that such unsolicited Acquisition Proposal continues to constitute a Superior Proposal or, in the context of an unknown intervening event, the failure to change the recommendation of the Board in response to such intervening event would be reasonably likely to be inconsistent with its fiduciary duties under the applicable laws of Sweden, the Board may change its recommendation and, in the case of a Superior Proposal, terminate the Purchase Agreement to enter a definitive agreement with respect to such Superior Proposal. The Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations under Swedish law;
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No Termination Fee.   The Purchase Agreement does not provide for a termination fee in the event the Purchase Agreement is terminated;

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Extension of the Offer.   The Board considered that, under certain circumstances set forth in the Purchase Agreement, Buyer is required to extend the Offer beyond the Initial Expiration Time or, if applicable, subsequent expiration dates, if the conditions to consummate the Offer are not satisfied or waived as of such date;

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Minimum Tender Condition Waivers or Changes.   The Board considered that Parent has the right to waive or change the Minimum Tender Condition from requiring, as a condition to Closing, the valid tender of Offer Securities representing one Common Share more than 90% of outstanding Common Shares down to not less than 51%;

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Outside Date.   The Board considered the fact that the outside date of July 17, 2024 under the Purchase Agreement (on which either party, subject to certain exceptions, can terminate the Purchase Agreement) allows for sufficient time to consummate the Offer and the transactions contemplated by the Purchase Agreement and, if, as of five business days prior to the initial outside date the Regulatory Condition is the only remaining condition to the Offer (other than the Minimum Tender Condition and those conditions that by their nature are to be satisfied at the Closing) to be satisfied, then the Offer may be extended by either Olink or Parent in up to three 90 day increments total for a total of 270 days after the outside date to April 13, 2025;

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Regulatory Obligations.   The Board considered that the parties must each use reasonable best efforts to obtain consents, registrations and declarations under applicable antitrust law and foreign investment laws, provided that Parent’s efforts with respect to antitrust laws do not include the obligation to (i) divest, dispose of, license, or hold separate all or any portion of the businesses or assets of Parent, the Company or any of their respective subsidiaries; or (ii) consent to or otherwise agree to other restrictions or limitations on any business, operations, assets, properties or contractual freedoms of any such businesses or operations (collectively, a “Remedy Action”), unless (A) in the case of the preceding clause (i) only, such Remedy Action involves solely assets or businesses of the Company and its Subsidiaries (or at the election of Parent, of Parent and its affiliates); (B) in the case of the preceding clause (ii) only, such Remedy Action is a proposal, agreement, commitment or undertaking from Parent or any of its Affiliates or the Company and its Subsidiaries to license, supply or provide products and services to third parties (including competitors of Parent or any of its Affiliates or the Company and its Subsidiaries); and (C) in each of clauses (i) and (ii), such Remedy Action, individually and in the aggregate with all other Remedy Actions, would not reasonably be expected to have a material negative impact on Parent, the Company and their respective Subsidiaries, taken as a whole, measured on a scale relative to the Company and its Subsidiaries, taken as a whole;
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Company Material Adverse Effect.   The Board considered the provision in the Purchase Agreement that various changes, effects, events, inaccuracies, occurrences, or other matters related to the Company, its subsidiaries or its business are specifically excluded from the determination of whether a Company material adverse effect has occurred that otherwise might permit Parent and Buyer to elect not to consummate the Offer;

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No Financing Condition.   The Board considered the representations and warranties in the Purchase Agreement that Parent and Buyer have access to sufficient cash or other sources of immediately available funds to pay the Offer Consideration, and the fact that Parent’s obligations under the Purchase Agreement are not conditioned in any manner upon Parent or Buyer obtaining proceeds from any other source in order to pay the Offer Consideration and the obtaining of any such funding is not a condition to closing or the consummation of the Transactions, including the Offer;

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Enforcement.   The Board considered Olink’s ability to obtain specific enforcement of Parent’s and Buyer’s obligations under the Purchase Agreement, thereby ensuring that Olink has an appropriate remedy in the event Parent and Buyer were to decline to comply with their obligations under the Purchase Agreement;

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J.P. Morgan Analysis and Opinion.   The financial analysis reviewed by representatives of J.P. Morgan with the Board on October 16, 2023, and J.P. Morgan’s oral opinion, which was subsequently confirmed by delivery of a written opinion, dated October 17, 2023, to the Board to the effect that, as of the date of such written opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in such written opinion, the $26.00 in cash per Offer Security to be paid to the holders (other than Parent and its affiliates) of Offer Securities pursuant to the Purchase Agreement (other than in the case of the Compulsory Redemption) was fair from a financial point of view to such holders, as further described in the section entitled “Opinions of Olink’s Financial Advisors — Opinion of J.P. Morgan Securities LLC” in Item 4 of this Schedule 14D-9; and

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Goldman Sachs Analysis and Opinion.   The financial analysis reviewed by representatives of Goldman Sachs with the Board on October 16, 2023, and Goldman Sachs’s oral opinion, which was subsequently confirmed by delivery of a written opinion, dated October 17, 2023, to the Board to the effect that, as of the date of such written opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in such written opinion, the $26.00 in cash per Offer Security to be paid to the holders (other than Parent and its affiliates) of Offer Securities pursuant to the Purchase Agreement (other than in the case of the Compulsory Redemption) was fair from a financial point of view to such holders, as further described in the section entitled “Opinions of Olink’s Financial Advisors — Opinion of Goldman Sachs” in Item 4 of this Schedule 14D-9.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Purchase Agreement and the Transactions, including the Offer, including the following (not in any relative order of importance):
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Opportunity Costs.   The fact that Olink will no longer exist as an independent public company and Olink’s shareholders will forego any future increase in its value as an independent public company that might result from its possible growth due to operational improvements, strategic initiatives or otherwise;

•
Potential Negative Impact on Olink’s Business.   The possible negative effect of the Offer and public announcement of the Offer on Olink’s financial performance, the failure to complete the Transactions, including the Offer, including risks that the Compulsory Redemption may not be successfully completed, may cause substantial harm to Olink’s operating results, relationships with its employees

(including making it more difficult to attract and retain key personnel and the possible loss of key management and other personnel), suppliers, vendors, or other business partners;
•
The Potential Impact of the Tender and Support Agreement.   The fact that if the Board effects a change of recommendation or terminates the Purchase Agreement to enter into a definitive agreement to consummate a Superior Proposal, the Tender and Support Agreement does not terminate until April 28, 2025 and until such time continues to require the Olink shareholders party thereto, which represent approximately 66% of Olink’s outstanding Common Shares, to tender their Common Shares or ADSs in the Offer and to not withdraw them from the Offer and otherwise support a transaction with Parent, deterring any other bidder from making any acquisition proposal for Olink following the execution of the Purchase Agreement;

•
Risk of Tender and Support Agreement Parties Receiving Lower Consideration.   The fact that the Tender and Support Agreement parties may, under the terms thereof in certain circumstances, be obligated by Parent to sell their Offer Securities to Parent at a fixed price of $26.00 per Common Share, representing $26.00 per ADS, notwithstanding Parent offering higher consideration in the Offer if amended or subsequent to Offer closing;

•
Taxable Consideration.   Gain realized by Olink’s U.S. shareholders as a result of the Offer and Compulsory Redemption generally will be taxable to such U.S. shareholders for U.S. federal income tax purposes;

•
Compulsory Redemption Threshold.   The fact that Parent must own at least 90% of the outstanding Common Shares to effect a Compulsory Redemption and that the Minimum Tender Condition is initially set at such threshold and Parent is entitled, but not obligated. to waive or change the Minimum Tender Condition to a lower threshold;

•
Potential Conflicts of Interest.   The financial interests of our executive officers and directors and the fact that our executive officers and members of the Board may be deemed to have interests in the execution and delivery of the Purchase Agreement (including acceleration and cash-payout of certain options and restricted stock units) that may be different from, or in addition to, those of our shareholders, generally, as summarized in “— Arrangements with Directors and Executive Officers of Olink — Interests of Certain Persons;”

•
Interim Restrictions on Business Pending Completion of the Offer.   The fact that the Purchase Agreement imposes restrictions on the conduct of Olink’s business in the pre-closing period, which may adversely affect Olink’s business, including by delaying or preventing Olink from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if Olink were to remain an independent company;

•
Litigation.   The risk of litigation in connection with the Transactions or the Compulsory Redemption;

•
Transaction Expenses.   The substantial transaction expenses, including the fees to J.P. Morgan and Goldman Sachs, to be incurred and the negative impact of such expenses on Olink’s cash reserves and operating results should the transactions pursuant to the Purchase Agreement not be completed;

•
Company Management.   The possibility that the Transactions would require the directors, management and other employees of Olink to expend extensive time and resources and could cause significant distraction from their work during the pendency of the Transactions;

•
Regulatory Approval and Risks of Pending Actions.   The risks associated with the need to make certain antitrust filings, and obtain antitrust consents and approvals in the U.S., Germany and Iceland and any other antitrust or foreign investment law approval in a competent jurisdiction that becomes applicable to the Offer during the pendency of the Offer, as specified or determined in accordance with the Purchase Agreement (as further described under the heading “Item 8. Additional Information — Regulatory Approvals”), as well as the fact that the obligation of Parent and Buyer to accept for payment and pay for Common Shares tendered pursuant to the Offer is subject to a condition that there be no pending legal proceeding by any governmental body in the jurisdictions specified or determined in accordance with the Purchase Agreement challenging or seeking to prohibit the Offer or to impose restrictions or limitations on the parties relating to their conduct of business or ownership of assets, among others; and
•
Risk Factors.   The risks described under the section entitled “Risk Factors” in Olink’s most recent Annual Report on Form 20-F filed with the SEC.

The foregoing discussion of the information and reasons considered by the Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions, including the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.
Intent to Tender
To Olink’s knowledge, after making reasonable inquiry, all of Olink’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Offer Securities held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Offer Securities for which such holder does not have discretionary authority). Chief Financial Officer, Oskar Hjelm, President, Carl Raimond, Chief Strategy Officer, Rickard El Tarzi, Chief Scientific Officer, Ida Grundberg, General Counsel, Linda Ramirez-Eaves, and certain other of Olink’s shareholders, including Chairman of the Board, Jon Hindar, Board member, Nicolas Roelofs, Knilo, Ulf Landegren, and certain of their respective affiliates entered into the Tender and Support Agreements concurrently with the execution of the Purchase Agreement, as described further under the section entitled “Past Contacts, Transactions, Negotiations and Agreements — (a) Relationship with Parent and Buyer — Tender and Support Agreements” in Item 3 of this Schedule 14D-9, pursuant to which they agreed to tender their respective Offer Securities.
The foregoing does not include any Offer Securities over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Certain Management Projections
While Olink has from time to time provided limited full-year financial guidance to investors, Olink’s management does not, as a matter of course, otherwise publicly disclose forecasts or internal projections as to future performance or earnings, due to, among other things, the inherent unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of the proposed transaction with Parent and in connection with other strategic alternatives, Olink’s management prepared Management Projections for fiscal years 2023 through 2033.
The Management Projections were provided by Olink’s management to the Board in considering, analyzing and evaluating the indications of interest from certain parties, the Offer, as well as potential strategic alternatives for Olink. In addition, the Management Projections were relied upon by J.P. Morgan and Goldman Sachs in connection with the rendering of J.P. Morgan’s and Goldman Sachs’ opinions to the Board and in performing the related financial analyses as described below under “— Opinions of Olink’s Financial Advisors” and were the only Management Projections with respect to Olink used by J.P. Morgan and Goldman Sachs in performing such financial analyses. The first five years of revenue and EBITDA (post-SBC) projections within the Management Projections, from 2023 through 2027, were provided by or on behalf of Olink to five parties that conducted management sessions with Olink, including Parent.
The information set forth below is included solely to give Olink shareholders access to certain Management Projections that were made available to the Board, Olink’s advisors and, with respect to the projections and periods noted above, potential buyers, and is not included in this Schedule 14D-9 in order to influence any shareholder’s decision to tender Offer Securities in the Offer or for any other purpose. Olink makes and has made no representation to Parent or Buyer, in the Purchase Agreement or otherwise, concerning any projected financial information.

The following is a summary of the Management Projections prepared by Olink’s management and provided, by Olink’s management, to the Board:
Management Projections
(All currency figures in USD$mm)
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Revenue	$200	$276	$368	$481	$616	$751	$887	$1,023	$1,161	$1,300	$1,440
EBITDA (post-SBC)(1)	$5	$34	$67	$119	$214	$282	$340	$396	$453	$511	$572
Unlevered Free Cash Flow(2)	$(25)	$(27)	$(4)	$50	$102	$166	$209	$250	$293	$334	$377

(1)
Olink defines EBITDA (post-SBC) as profit for the year before accounting for finance income, finance costs, tax, management adjustments, depreciation, and amortization of acquisition intangibles, and includes the costs of share-based compensation.

(2)
Unlevered free cash flow is a non-IFRS financial measure calculated as net operating profit after tax, adding back depreciation and amortization, and deducting capex and change in net working capital. See the section below captioned “Cautionary Note About the Management Projections” in Item 4 of this Schedule 14D-9 for additional information. The unlevered free cash flows were not provided to Thermo Fisher or any other prospective bidders.

The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Board, any of their affiliates, or any other recipient of this information (including Buyer) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. None of Olink, Buyer, J.P. Morgan, Goldman Sachs or any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Management Projections included in this Schedule 14D-9.
Cautionary Note About the Management Projections
The Management Projections were not prepared with a view toward public disclosure or complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) with respect to prospective financial information. In addition, the Management Projections were not prepared with a view toward complying with the guidelines established by the SEC, guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or IFRS.
The Management Projections include non-IFRS financial measures, including EBITDA (post-SBC) and Unlevered Free Cash Flow. Our management included these measures in the Management Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and operating results of Olink. These non-IFRS measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures such as those used in the Management Projections may not be comparable to similarly-titled measures used by other companies. Applicable SEC rules, which would otherwise require a reconciliation of non-IFRS measures to comparable IFRS measures, do not apply to non-IFRS measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction if the disclosure is included in a document such as this Schedule 14D-9. Accordingly, Olink has not provided such reconciliations. The Management Projections are not fact and should not be relied upon as being necessarily indicative of future results. Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Management Projections.
The Management Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Management Projections should not be regarded as an indication that we or anyone who received the Management Projections then considered, or now considers, the Management Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Management Projections reflect numerous estimates and assumptions made by Olink’s management with respect to general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Olink’s control. Olink’s management views the Management Projections as being subject to inherent risks and uncertainties associated with such projections.
The Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Olink in its public filings with the SEC. The Management Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the transactions under the Purchase Agreement. Further, the Management Projections do not take into account the effect of any failure of the Offer or the transactions under the Purchase Agreement to be consummated and should not be viewed as accurate or continuing in that context.
The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, Olink’s abilities to develop, launch, and scale new products, to scale their distributed kits model, to introduce new assays for their technologies, to improve upon existing products and to introduce and market new ones; the risk that the markets for Olink’s current and future technologies is smaller than anticipated; the competitiveness of the life science tools markets; and requirements and other risk factors described in Olink’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, subsequent Quarterly Reports on Form 6-K and Current Reports on Form 6-K. In addition, the Management Projections may be affected by Olink’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, are unlikely to anticipate each circumstance that will have an effect on the commercial value of Olink’s services. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to “Additional Information — Forward-Looking Statements” in Item 8 below.
The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the IFRS. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Olink may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any shareholder’s decision whether to tender his, her or its Offer Securities in the Offer, but instead are being included because the Management Projections were provided to the Board and to J.P. Morgan and Goldman Sachs in connection with the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Transactions.
OLINK DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT FORECASTS ARE NO LONGER APPROPRIATE.
The preparation of the Management Projections was a complex process involving quantitative and qualitative judgments and determinations with respect to financial, comparative and other analytic methods and the adaptation and application of these methods to the unique facts and circumstances presented and are not readily susceptible to partial analysis or summary description.
Opinions of Olink’s Financial Advisors
Opinion of J.P. Morgan Securities LLC
Pursuant to an engagement letter dated August 18, 2023, Olink retained J.P. Morgan as its financial advisor in connection with the Offer and the Compulsory Redemption and to deliver a fairness opinion in connection with the Offer.

At the meeting of the Board on October 16, 2023, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Offer Consideration to be paid to the holders of the Common Shares and ADSs, other than to Parent and its affiliates, in the Offer was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its oral opinion by delivering its written opinion, dated October 17, 2023, to the Board, that, as of such date, and subject to the factors and assumptions set forth in its opinion, the Offer Consideration to be paid to the holders of the Common Shares and ADSs, other than to Parent and its affiliates, in the Offer and the Compulsory Redemption was fair, from a financial point of view, to such holders.
The full text of the written opinion of J.P. Morgan, which sets forth, among other things, the assumptions made, matters considered and limitations on the review undertaken, is included as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The holders of the Common Shares and ADSs are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Offer and the Compulsory Redemption, was directed only to the Offer Consideration to be paid in the Offer and the Compulsory Redemption and did not address any other aspect of the Offer and the Compulsory Redemption. J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the Offer and the Compulsory Redemption to the holders of any other class of securities, creditors or other constituencies of Olink or as to the underlying decision by Olink to engage in the Offer and the Compulsory Redemption. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of Olink as to whether such shareholder should tender its shares into the Offer or how such shareholder should vote with respect to the Offer and the Compulsory Redemption or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
•
reviewed the Purchase Agreement;

•
reviewed the Tender and Support Agreement;

•
reviewed certain publicly available business and financial information concerning Olink and the industries in which it operates;

•
compared the proposed financial terms of the proposed transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•
compared the financial and operating performance of Olink with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Common Shares and ADSs and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared by the management of Olink relating to its business; and

•
performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion

In addition, J.P. Morgan held discussions with certain members of the management of Olink and Parent with respect to certain aspects of the Offer and the Compulsory Redemption, the past and current business operations of Olink, the financial condition and future prospects and operations of Olink, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Olink and its affiliates or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify any such information or its accuracy and completeness and, pursuant to J.P. Morgan’s engagement letter with Olink, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Olink or Parent under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Olink to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Compulsory Redemption and the other transactions contemplated by the Purchase Agreement will be consummated as described in the Purchase Agreement, without reduction of the Minimum Tender Condition. J.P. Morgan also assumed that the representations and warranties made by Olink and Parent in the Purchase Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Olink with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Compulsory Redemption will be obtained without any adverse effect on Olink or on the contemplated benefits of the Offer and the Compulsory Redemption.
The projections furnished to J.P. Morgan were prepared by Company management as discussed more fully in “Certain Management Projections”. Olink does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer and the Compulsory Redemption, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Olink management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “Certain Management Projections” in Item 4 of this Schedule 14D-9.
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Consideration to be paid to the holders of Common Shares and ADSs, other than to Parent and its affiliates, in the Offer. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and the Compulsory Redemption, or any class of such persons relative to the Offer Consideration to be paid to the holders of the Common Shares and ADSs in the Offer and the Compulsory Redemption or with respect to the fairness of any such compensation.
The terms of the Purchase Agreement, including the Offer Consideration, were determined through arm’s length negotiations between Olink and Parent, and the decision to enter into the Purchase Agreement was solely that of the Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the Offer and the Compulsory Redemption and should not be viewed as determinative of the views of the Board or management with respect to the Offer and the Compulsory Redemption or the Offer Consideration.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Board on October 17, 2023, and contained in the presentation delivered to the Board on October 16, 2023, in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples
Using publicly available information, J.P. Morgan compared selected financial data of Olink with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to Olink’s business or aspects thereof based on J.P. Morgan’s experience and its familiarity with the industries in which Olink operates. The companies selected by J.P. Morgan were as follows:
•
10x Genomics, Inc.

•
Quanterix Corporation

•
Cytek Biosciences, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of Olink. However, certain of these companies may have characteristics that are materially different from those of Olink. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Olink.
Using publicly available information as of October 13, 2023, J.P. Morgan calculated and compared the multiple of the firm value (the “FV”) for the selected companies listed above (calculated as equity value, plus or minus, as applicable, net debt or net cash) to the analyst consensus estimates of calendar year ending December 31, 2024 revenue for the applicable company (the “FV/2024E Revenue Multiple”).
Based on the above analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a FV/2024E Revenue Multiple reference range for Olink of 3.5x to 7.0x. J.P. Morgan then applied such reference range to Olink’s projected revenue for calendar year 2024 provided by Olink management. The analysis indicated a range of implied equity value per common share of Olink of $8.83 to $16.53, which J.P. Morgan compared to the Offer Consideration of $26.00 per share of Olink.
Selected Transaction Analysis
Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be analogous to Olink’s business or aspects thereof based on J.P. Morgan’s experience and familiarity with the industries in which Olink operates. The following transactions were selected by J.P. Morgan as relevant to the evaluation of the Offer and the Compulsory Redemption:
Acquiror	Target	Date Announced
Danaher Corporation	Abcam plc	08/28/23
Waters Corporation	Wyatt Technology	02/15/23
Abcam plc	Biovision, Inc.	08/02/21
Danaher Corporation	Integrated DNA Technologies, Inc.	03/09/18
None of the selected transactions reviewed was identical to the Offer and the Compulsory Redemption. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Compulsory Redemption. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the Offer and the Compulsory Redemption.
Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s revenue for the twelve-month period prior to announcement (the “LTM”) of the applicable transaction (the “FV/LTM Revenue Multiple”). Based on the above analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a FV/LTM Revenue Multiple reference range for Olink of 7.5x to 12.5x. J.P. Morgan then applied such reference range to Olink’s projected revenue for the twelve-month period ending December 31, 2023, and arrived at an estimated range of equity values for Olink common shares of $13.08 to $21.03 per share, which J.P. Morgan compared to the Offer Consideration of $26.00 per share of Olink.
Discounted Cash Flow Analysis
J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Olink common shares.
J.P. Morgan calculated the unlevered free cash flows that Olink is expected to generate during calendar years 2024 through 2033 based upon financial projections prepared by Olink management through the years ended 2033. J.P. Morgan also calculated a range of terminal values for Olink at the end of the 10-year period ending 2033 by applying perpetual growth rate ranging from 2.5% to 3.5% of the revenue of Olink during the terminal year, as provided by Olink management. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2023 using a range of discount rates from 10.5% to 11.5%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Olink. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Olink’s estimated net debt as of December 31, 2023 provided by Company management.
This analysis indicated a range of implied equity values for Olink, which J.P. Morgan divided by the number of outstanding Common Shares, calculated on a fully-diluted basis (determined using the treasury stock method), to derive a range of implied equity values per share of $20.74 to $26.46, which J.P. Morgan compared to the Offer Consideration of $26.00 per share of Olink.
Other information
J.P. Morgan observed certain additional information for reference purposes only and not as a component of its fairness analysis:
•
Historical Trading Range:   For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for Olink ADS for the 52-week period ended October 13, 2023. J.P. Morgan observed that, during this period, the closing ADS price ranged from the intraday low of $14.10 per ADS on October 3, 2023, to the intraday high of $26.47 per ADS on December 29, 2022, and compared that range to the Offer Consideration of $26.00 per share of Olink.

•
Analyst Price Target:   For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed certain publicly available equity research analyst price targets for Olink common shares available as of October 13, 2023, noted that the range of such price targets was from $18.00 to $30.00 per share and compared that range to the Offer Consideration of $26.00 per share of Olink.

Miscellaneous
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Olink. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Olink, and none of the selected transactions reviewed was identical to the Offer and the Compulsory Redemption. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Olink. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Compulsory Redemption. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Olink and the transactions compared to the Offer and the Compulsory Redemption.
For information regarding compensation payable to J.P. Morgan by Olink for services rendered in connection with the Offer and Transactions and the delivery of its fairness opinion, and for information regarding commercial and investment banking relationships between J.P. Morgan and its affiliates and Olink and Thermo Fisher during the two years preceding the date of J.P. Morgan’s opinion, refer to “Item 5. Persons/Assets, Retained, Employed, Compensated or Used — J.P. Morgan Engagement.”
Opinion of Goldman Sachs
Goldman Sachs delivered its opinion to the Board that, as of October 17, 2023 and based upon and subject to the factors and assumptions set forth therein, the $26.00 in cash per Common Share to be paid to the holders (other than Thermo Fisher and its affiliates) of Common Shares and ADSs pursuant to the Purchase Agreement (other than in the case of the Compulsory Redemption) was fair from a financial point of view to such holders. Goldman Sachs expressed no opinion as to the Compulsory Redemption.
The full text of the written opinion of Goldman Sachs, dated October 17, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Exhibit (a)(5)(B). Goldman Sachs provided advisory services and its opinion for the information and assistance of the Board in connection with its consideration of the transaction. Goldman Sachs’ opinion is not a recommendation as to as to whether or not any holder of Common Shares and ADSs should tender such Common Shares and ADSs in connection the tender offer or any other matter. Pursuant to an engagement letter between Olink and Goldman Sachs, Olink has agreed to pay Goldman Sachs a transaction fee of approximately $11 million, $3 million of which became payable upon the presentation by Goldman Sachs to the board of directors of Olink of the results of its study that enabled Goldman Sachs to render its opinion, and the remainder of which is contingent upon consummation of the transaction.
Goldman Sachs rendered its opinion to the Board that, as of October 17, 2023 and based upon and subject to the factors and assumptions set forth therein, the $26.00 in cash per Common Share to be paid to the holders (other than Thermo Fisher and its affiliates) of Common Shares and ADSs pursuant to the Purchase Agreement (other than in the case of the Compulsory Redemption) was fair from a financial point of view to such holders. Goldman Sachs expressed no opinion as to the Compulsory Redemption.
The full text of the written opinion of Goldman Sachs, dated October 17, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Exhibit (a)(5)(B). Goldman Sachs provided advisory services and its opinion for the information and assistance of the Board in connection with its consideration of the transaction. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of the Common Shares and ADSs should tender such Common Shares and ADSs in connection with the tender offer or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
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the Purchase Agreement;

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annual reports to shareholders and Annual Reports on Form 20-F of Olink for the two fiscal years ended December 31, 2022 and December 31, 2021;

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Olink’s Registration Statement on Form F-1, including the prospectus contained therein dated March 3, 2021 relating to the initial public offering of Olink’s ADSs;

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certain interim reports to shareholders of Olink;

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certain publicly available research analyst reports for Olink;

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certain internal financial analyses and forecasts for Olink prepared by its management, as approved for Goldman Sachs’ use by Olink, which are referred to as the Management Projections.

Goldman Sachs also held discussions with members of the senior management of Olink regarding their assessment of the past and current business operations, financial condition, and future prospects of Olink; reviewed the reported price and trading activity for the ADS; compared certain financial and stock market information for Olink with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the life sciences industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering this opinion, Goldman Sachs, with Olink’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Olink’s consent that the Management Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Olink. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Olink and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the transaction will be consummated on the terms set forth in the Purchase Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of Olink to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to Olink; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $26.00 in cash per Common Share to be paid to the holders (other than Thermo Fisher and its affiliates) of Common Shares and ADSs pursuant to the Purchase Agreement (other than in the case of the Compulsory Redemption). Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Purchase Agreement, the support agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the Purchase Agreement or support agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Olink; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Olink, or class of such persons in connection with the transaction, whether relative to the $26.00 in cash per Common Share to be paid to the holders (other than Thermo Fisher and its affiliates) of Common Shares and ADSs pursuant to the Purchase Agreement or otherwise. In addition, Goldman Sachs does not express any opinion as to the prices at which the Common Shares and ADSs will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Olink or Thermo Fisher or the transaction, or as to the impact of the transaction on the solvency or viability of Olink or Thermo Fisher or the ability of Olink or Thermo Fisher to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary market and other condition as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors of Olink in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 13, 2023, two trading days before the public announcement of the transaction, and is not necessarily indicative of current market conditions.
Historical Stock Trading Analysis.   Goldman Sachs reviewed the historical trading prices and volumes for the ADS for the one-year period ended October 13, 2023. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Common Shares and ADSs pursuant to the Purchase Agreement in relation to (i) the closing price per ADS on October 13, 2023, two trading days before the public announcement of the transaction, (ii) the volume weighted average price (“VWAP”) of the ADS for the preceding 30-trading day period ending October 13, 2023, (iii) the VWAP of the ADS for the preceding 60-trading day period ending October 13, 2023, (iv) the highest intra-day price of the ADS over the 52-week period ending October 13, 2023, (v) the lowest intra-day price of the ADS over the 52-week period ending October 13, 2023 and (vi) the median equity research analyst price target of the ADS as of October 13, 2023.
This analysis indicated that the price per Common Share to be paid to Olink’s shareholders pursuant to the Purchase Agreement represented:
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a premium of 74.4% based on the closing price per ADS of $14.91 on October 13, 2023;

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a premium of 75.7% based on the VWAP of $14.80 of the ADS for the 30-trading day period ending October 13, 2023;

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a premium of 67.3% based on the VWAP of $15.55 of the ADS for the 60-trading day period ending October 13, 2023;

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a discount of 1.8% based on the highest intra-day price of $26.47 per ADS over the 52-week period ending October 13, 2023;

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a premium of 84.4% based on the lowest intra-day price of $14.10 per ADS over the 52-week period ending October 13, 2023; and

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a discount of 7.1% based on the median analyst price target of $28.00 per ADS as of October 13, 2023.

Illustrative Discounted Cash Flow Analysis.   Using the Management Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on Olink to derive a range of illustrative present values per Common Share. Using the mid-year convention for discounting cash flows and discount rates ranging from 11.0% to 12.0%, reflecting estimates of Olink’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2023 (i) estimates of unlevered free cash flow for Olink for the second half of fiscal year 2023 through fiscal year 2033 as reflected in the Management Projections and (ii) a range of illustrative terminal values for Olink, which were calculated by applying perpetuity growth rates ranging from 3.5% to 4.5%, to a terminal year estimate of the unlevered free cash flow to be generated by Olink, as reflected in the Management Projections. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Management Projections and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain inputs, including Olink’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Olink, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for Olink by adding the ranges of present values it derived above. Goldman Sachs then added to the range of illustrative enterprise values it derived for Olink the amount of Olink’s net cash as provided by and approved for Goldman Sachs’ use by the management of Olink, to derive a range of illustrative equity values for Olink. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Common Shares and ADSs of Olink, as provided by and approved for Goldman Sachs’ use by the management of Olink, using the treasury stock method, to derive a range of implied present values of $18.76 to $24.36 per Common Share.
Illustrative Present Value of Future Share Price Analysis.   Using the Management Projections, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of the Common Shares and ADSs. For this analysis, Goldman Sachs first calculated the implied enterprise value for Olink as of December 31 for each of the fiscal years 2023 through 2025, by applying a range of multiples of illustrative enterprise value (“EV”) to next twelve month (“NTM”) revenue (“EV/NTM Revenue”) of 7.0x to 11.0x to estimates of Olink’s revenue for each of the fiscal years 2024 through 2026. This illustrative range of EV/NTM Revenue multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM Revenue multiples for Olink.
Goldman Sachs then added the amount of Olink’s year-end net cash for each of the fiscal years 2023 through 2025, each as provided by and approved for Goldman Sachs’ use by the management of Olink, to the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Olink for each of the fiscal years 2023 through 2025. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding Common Shares and ADSs for each of fiscal years 2023 through 2025, as provided by and approved for Goldman Sachs’ use by the management of Olink, using the treasury stock method, to derive a range of implied future equity values per share of the Common Shares and ADSs. Goldman Sachs then discounted these implied future equity values per share of the Common Shares and ADSs to October 13, 2023, using an illustrative discount rate of 12.1%, reflecting an estimate of Olink’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain inputs, including a beta for Olink, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $15.82 to $33.23 per Common Share.
Selected Transactions Analysis.   Goldman Sachs analyzed certain information relating to the following selected transactions in the life sciences industry since 2018. For each of the selected transactions, Goldman Sachs calculated and compared the implied EV of the applicable target company based on the consideration paid in the transaction as a multiple of the target company’s LTM revenue based on information in public filings, press releases, investor relations documents and other public sources. While none of the companies that participated in the selected transactions are directly comparable to Olink, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Olink’s results, market sizes and product profile.
The following table presents the results of this analysis:
	Selected Transactions		EV/LTM Revenue
Announcement Date	Acquiror	Target
August 2023	Danaher Corporation	Abcam plc	12.1x
February 2023	Waters Corporation	Wyatt Technology Corp.	12.4x
January 2022	Thermo Fisher Scientific Inc.	PeproTech, Inc.	18.5x
August 2021	Abcam plc	BioVision Inc.	10.1x
November 2019	Astorg Advisory LLC and Cinven Limited	LGC Limited	6.8x
July 2019	Agilent Technologies, Inc.	BioTek Instruments, Inc.	6.5x
November 2018 (not completed)	Illumina, Inc.	Pacific Biosciences of California, Inc.	13.8x
March 2018	Danaher Corporation	Integrated DNA Technologies, Inc.	7.7x

Based on the results of the foregoing calculations and Goldman Sachs’ professional judgment and experience, Goldman Sachs applied a reference range of EV/LTM revenue multiples of 11.1x to 18.5x to Olink’s LTM revenue as of June 30, 2023, as provided by and approved for Goldman Sachs’ use by the management of Olink, to derive a range of implied enterprise values for Olink. Goldman Sachs then added the net cash of Olink as of June 30, 2023, as provided by and approved for Goldman Sachs’ use by the management of Olink, and divided the result by the number of fully diluted outstanding Common Shares and ADSs of Olink, as provided by and approved for Goldman Sachs’ use by the management of Olink, using the treasury stock method, to derive a reference range of implied values of $11.81 to $20.44 per Common Share.
Premia Paid Analysis.   Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for all-cash acquisition transactions announced from January 1, 2018 through October 13, 2023 involving a public company based in the United States as the target where the disclosed enterprise values for the transaction were between $1 billion and $10 billion. For the entire period, using publicly available information, Goldman Sachs calculated the median, average, 25th percentile and 75th percentile premiums of the price paid in the 294 transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis indicated a median premium of 25.2% across the period. This analysis indicated an average premium of 56.7% across the period. This analysis also indicated a 25th percentile premium of 13.7% and 75th percentile premium of 53.4% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 13.7% to 53.4% to the undisturbed closing price of the ADS of $14.91 as of October 13, 2023 and calculated a range of implied values of $16.95 to $22.87 per Common Share.
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Olink or the Thermo Fisher or the contemplated transaction.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view of the holders (other than Thermo Fisher and its affiliates) of Common Shares and ADSs, as of the date of the opinion, of the $26.00 in cash per Common Share to be paid to such holders pursuant to the Purchase Agreement (other than in the case of the Compulsory Redemption). These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon Management Projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Olink, Thermo Fisher, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The offer price in the tender offer was determined through arm’s-length negotiations between Olink and Thermo Fisher and was approved by the Board. Goldman Sachs provided advice to Olink during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Olink or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Purchase Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs included as Exhibit (a)(5)(B).

For information regarding compensation payable to Goldman Sachs by Olink for services rendered in connection with the Offer and Transactions and the delivery of its fairness opinion, and for information regarding commercial and investment banking relationships between Goldman Sachs and its affiliates and Olink and Thermo Fisher during the two years preceding the date of Goldman Sachs’ opinion, refer to “Item 5. Persons/Assets, Retained, Employed, Compensated or Used — Goldman Sachs Engagement.”
Item 5.   Persons/Assets, Retained, Employed, Compensated or Used
J.P. Morgan Engagement
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Olink with respect to the Transaction and deliver an opinion to Olink’s Board with respect to the Offer on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Olink and the industries in which it operates.
For services rendered in connection with the Offer and the Transactions and the delivery of its opinion, Olink has agreed to pay J.P. Morgan a fee of approximately $43 million, $3 million of which became payable following delivery of J.P. Morgan’s opinion, and the remainder of which is contingent and payable upon the consummation of the Offer and the Transactions. In addition, Olink has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Olink and Thermo Fisher for which J.P. Morgan and such affiliates have received compensation of approximately $3 million from Olink and $1 million from Thermo Fisher. Such services during such period have included acting as joint lead bookrunner on Olink’s offering of equity securities in January 2023 and acting as joint lead arranger on the Thermo Fisher’s credit facility in January 2022. During the two years preceding the date of this letter, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Summa, the indirect majority shareholder of Olink, or Summa’s portfolio companies. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Olink and Thermo Fisher. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Olink or Thermo Fisher for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.
Goldman Sachs Engagement
Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Olink, Thermo Fisher, any of their respective affiliates and third parties, including Summa, a significant indirect shareholder of Olink, or any of its affiliates or portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the purchase agreement. Goldman Sachs acted as financial advisor to Olink in connection with, and participated in certain of the negotiations leading to, the transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to Olink and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as lead left bookrunner with respect to a public offering of Olink’s ADS in January 2023. During the two-year period ended October 17, 2023, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Olink and/or its affiliates of approximately $3 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Thermo Fisher and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering of Thermo Fisher’s notes in November 2022 and as joint bookrunner with respect to a public offering of the Thermo Fisher’s notes in August 2023. During the two-year period ended October 17, 2023, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Thermo Fisher and/or its affiliates of approximately $4 million. During the two-year period ended October 17, 2023, Goldman Sachs Investment Banking has not been engaged by Summa or its affiliates and portfolio companies to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Olink, Thermo Fisher, Summa, and their respective affiliates and, as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Summa and its affiliates from time to time and may have invested in limited partnership units of affiliates of Summa from time to time and may do so in the future.
The board of directors of Olink selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated September 28, 2023, Olink engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. The engagement letter between Olink and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $11 million, $3 million of which became payable upon the presentation by Goldman Sachs to the board of directors of Olink of the results of its study that enabled Goldman Sachs to render its opinion, and the remainder of which is contingent upon consummation of the transaction. In addition, Olink has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Solicitations of Shareholders
Neither Olink nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Olink on its behalf with respect to the Offer or related matters.
Item 6.   Interest in Securities of the Subject Company
Other than (i) the scheduled vesting of Company RSUs and issuances by Olink with respect thereto, (ii) the scheduled vesting of Company Stock Options and (iii) the grant of Company Stock Options and Company RSUs in the ordinary course, no transactions with respect to Offer Securities have been effected by Olink or, to the knowledge of Olink after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
Item 7.   Purposes of the Transaction and Plans or Proposals
Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, Olink is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Common Shares by Olink, any of Olink’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Olink or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Olink or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Olink.
Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Pursuant to the Purchase Agreement, Olink has agreed that until the earlier of the Acceptance Time or the termination of the Purchase Agreement in accordance with its terms, Olink will not, directly or indirectly, among other things, (i) initiate or solicit, or knowingly encourage or knowingly facilitate, any inquiries, proposals or offers that constitute or would reasonably be expected to lead to or result in an Acquisition Proposal (as defined in the Purchase Agreement); (ii) furnish to any person (other than Parent, Buyer or any designees or representatives of Parent or Buyer), or any representative thereof, any non-public information in connection with, or with the intent to facilitate, the making, submission or public announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to or result in an Acquisition Proposal; (iii) participate or engage in any discussions or negotiations with any person or its representative with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to or result in, an Acquisition Proposal (subject to certain exceptions noted in the Purchase Agreement); (iv) enter into any merger agreement, purchase agreement, letter of intent or similar agreement with respect to an Acquisition Proposal or (v) approve, authorize, agree or publicly announce the intention to do any of the (i) through (iv) above. However, if Olink receives a bona fide Acquisition Proposal, and the Board determines in good faith that, after consultation with outside legal counsel and its financial advisor or advisors, it is, or is reasonably likely to lead to or result in, a Superior Proposal and that the failure to take any such action would be inconsistent with its fiduciary duties under the laws of Sweden, then Olink may furnish information and engage in discussions or negotiations with the parties who made the Superior Proposal, subject to the terms and conditions of the Purchase Agreement. In addition, Olink has agreed to certain procedures that it must follow in the event Olink receives an unsolicited alternative transaction proposal. The description of the Purchase Agreement contained in “Special Factors — Purchase Agreement; Other Agreements — The Purchase Agreement” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9, is incorporated by reference herein.
Item 8.   Additional Information
Conditions of the Offer
This information set forth in the Purchase Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9, is incorporated by reference herein.
Arrangements with Directors and Executive Officers of Olink
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of Olink” is incorporated by reference herein.
Regulatory Approvals
United States Antitrust Compliance.   Under the HSR Act, certain transactions may not be consummated until certain information and documents have been furnished to the Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Buyer’s acquisition of Offer Securities in the Offer.
Under the HSR Act, the purchase of Offer Securities in the Offer may not be completed until the expiration of a fifteen (15)-calendar day waiting period, unless the waiting period is terminated earlier, extended for additional fifteen (15)-day periods due to Parent voluntarily withdrawing and refiling or extended by a request for additional information or documentary material (a “Second Request”). If the FTC or Antitrust Division issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a ten (10)-day waiting period, which would begin to run only after Parent has substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree not to consummate the Offer for a certain period of time. The purchase of Offer Securities in the Offer is subject to the provisions of the HSR Act, and therefore cannot be completed until Parent files a notification and report form with the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. Olink and Parent made the necessary filings with the FTC and the Antitrust Division on or about October 26, 2023.

At any time before or after the purchase of Offer Securities by Buyer, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws, including seeking to enjoin the purchase of Offer Securities in the Offer, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or modify or terminate existing relationships and contractual rights, or impose a restriction, requirement or limitation on the operation of the business. At any time before or after the completion of the purchase of Offer Securities in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the purchase of Offer Securities in the Offer will not be made or that, if a challenge is made, we will prevail. See Section 12 — “The Transaction Agreements”, under the sub-heading “Reasonable Best Efforts” and Section 16 — “Conditions to the Offer” of the Offer to Purchase.
Germany Merger Control Compliance.   The completion of the Transactions is subject to merger control approval by the German Federal Cartel Office (the “German Bundeskartellamt”) or other circumstances that would be commonly and reasonably considered a sufficient indication that the German Bundeskartellamt is not objecting to, are not or are no longer reviewing or are not challenging the Transactions. Regulatory approval from the German Bundeskartellamt is typically received within one month from the submission of the required filing, unless the German Bundeskartellamt opens a Phase 2 review of the Transactions, which can take up to four additional months following the submission of the initial filing with the German Bundeskartellamt (subject to suspensions of the review period, resulting in a prolongation of the total possible review period, in certain circumstances).
Iceland Merger Control Compliance.   The completion of the Transactions is subject to merger control approval by the Icelandic Competition Authority or other circumstances that would be commonly and reasonably considered a sufficient indication that the Icelandic Competition Authority is not objecting to, are not or are no longer reviewing or are not challenging the Transactions. Regulatory approval from the Icelandic Competition Authority is typically received within twenty-five (25) business days from the submission of the required filing, unless the Icelandic Competition Authority opens a Phase 2 review of the Transactions, which can take up to an additional ninety (90) business days to review the transaction, (subject to suspensions of the review period, resulting in a prolongation of the total possible review period, in certain circumstances).
Foreign Competition and Investment Laws.   Based on information that may become available after the date hereof, Parent and Buyer may be required to make additional filings under other applicable antitrust laws. In addition, Parent and Buyer may be required to make submissions under Applicable Foreign Investment Laws that become applicable to the Offer after the date hereof. In the event of the foregoing, requirements under such applicable antitrust laws or Applicable Foreign Investment Laws must be complied with and, to the extent applicable, relevant approvals must be obtained in order to consummate the Offer.
Right to an Arbitral Tribunal pursuant to Compulsory Redemption process
Under Chapter 22 of the Swedish Companies Act, upon obtaining 90% plus one common share of the Common Shares, Buyer will become statutorily entitled to buy the remaining Common Shares not then held by the Buyer to accommodate 100% ownership in Olink by Parent and Buyer, and any person whose shares may be so compulsorily acquired is correspondingly statutorily entitled to compel the Buyer to purchase its Common Shares. Assuming that Parent and Buyer have obtained 90% plus one Common Share, Parent and Buyer shall effectuate, or cause to be effectuated, the commencement and consummation by Buyer of the Compulsory Redemption and, to the extent applicable, in accordance with Rule 13(e)-3(g)(1) under the Exchange Act.
In connection with the Compulsory Redemption process, arbitration shall be conducted by an arbitral tribunal (the “Arbitral Tribunal”) composed of three arbitrators. One arbitrator shall be nominated by Buyer when Buyer first requests compulsory redemption, and one arbitrator shall be nominated jointly by the Minority Shareholders who have not tendered their Offer Securities in the Offer, and in the absence of such an agreement among the Minority Shareholder, the Board shall request that the Swedish Companies Registration Office (Sw. Bolagsverket) appoints a trustee (Sw. God man) to act for the Minority Shareholders, who in turn will nominate the second arbitrator, and those two arbitrators shall nominate by mutual agreement the third arbitrator who shall serve as chair of the Arbitral Tribunal.
If there is a disagreement between the Parent and Buyer and the Minority Shareholders regarding the Offer Consideration to be paid in the Compulsory Redemption, the matter is decided by the Arbitral Tribunal, based on the provisions of the Swedish Companies Act.
Litigation
To the knowledge of Olink, as of October 27, 2023, there is no pending litigation against Olink, Parent or Buyer in connection with the Offer or the Compulsory Redemption.
Cautionary Statement Regarding Forward-Looking Statements
This Schedule 14D-9 and the other documents referenced herein may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Parent, Buyer and/or Olink and/or the combined group following completion of the Transactions and certain plans and objectives of Parent with respect thereto. Such forward-looking statements involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. These statements are based on assumptions and assessments made by Parent, Buyer and/or Olink (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate.
Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the COVID-19 pandemic, the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; any natural disaster, public health crisis or other catastrophic event; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending transactions, including the proposed Transactions, may not materialize as expected; the proposed acquisition not being timely completed, if completed at all; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, Olink’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the proposed Transactions; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all.
Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Olink’s Annual Report on Form 20-F and subsequent interim reports on Form 6-K, which are on file with the SEC and available in the “Investor Relations” section of Olink’s website, investors.olink.com/investor-relations, under the heading “SEC Filings”, as well as in the Schedule TO and related Offer documents to be filed by Parent and Buyer with the SEC and this Schedule 14D-9 to be filed by Parent in connection with the Offer
Neither Parent, Buyer nor Olink undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law. Neither Parent, Buyer nor Olink, nor any of their respective associates, directors, officers, employers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Schedule 14D-9 will actually occur. Except as expressly provided in this Schedule 14D-9, no forward-looking or other statements have been reviewed by the auditors of Parent, Buyer or Olink. All subsequent oral or written forward-looking statements attributable to

Parent, Buyer or Olink, or any of their respective associates, directors, officers, employers or advisers, are expressly qualified in their entirety by the cautionary statement above.
Where You Can Find More Information
For additional information regarding the business and the financial results of Olink, please see Olink’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 27, 2023, which is incorporated by reference herein.
You should rely only on the information contained in this Schedule 14D-9, including the annexes and exhibits included hereto or the information incorporated by reference herein, to vote your shares at the Combined Meeting. Olink has not authorized anyone to provide you with information that differs from that contained in this Schedule 14D-9. This Schedule 14D-9 is dated October 31, 2023. You should not assume that the information contained in this Schedule 14D-9 is accurate as of any date other than that date, and the mailing of this Schedule 14D-9 to shareholders shall not create any implication to the contrary.

Item 9.   Exhibits
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 31, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on October 31, 2023 (the “Schedule TO”)).
(a)(1)(B)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Acceptance Form for Shares (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Form of Letter to Shareholders of Olink Holding AB (publ) and Other Market Participants Regarding Shares (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Text of Summary Advertisement as published in The New York Times on October 31, 2023 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(5)(A)*	Opinion of J.P. Morgan Securities LLC, Financial Advisor to Olink Holding AB (publ), dated October 17, 2023.
(a)(5)(B)*	Opinion of Goldman Sachs Bank Europe SE, Sweden Bankfilial, Financial Advisor to Olink Holding AB (publ), dated October 17, 2023.
(a)(5)(C)	Joint Press Release, issued on October 17, 2023 by Olink Holding AB (publ) (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Olink Holding AB (publ) with the SEC on October 18, 2023 (the “Form 6-K”)).
(a)(5)(D)	Letter to Olink Employees from Olink’s Chief Executive Officer, dated October 17, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule 14D9C filed by Olink Holding AB (publ) with the SEC on October 17, 2023 (the “Schedule 14D9C”)).
(a)(5)(E)	Letter to Customers, dated October 17, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule 14D9C).
(a)(5)(F)	Letter to Partners and Suppliers, dated October 17, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule 14D9C).
(a)(5)(G)	Social Media Posts of Olink, dated October 17, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule 14D9C).
(a)(5)(H)*	Letter to Olink Employees from Olink’s Chief Executive Officer, dated October 31, 2023.
(e)(1)	Purchase Agreement by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ), dated October 17, 2023 (incorporated by reference to Exhibit 99.1 to the Form 6-K).
(e)(2)	Tender and Support Agreement by and between Thermo Fisher Scientific Inc. and certain Shareholders of Olink Holding AB (publ), dated October 17, 2023 (incorporated by reference to Exhibit 99.2 to the Form 6-K).
(e)(3)	Transfer Restriction Agreement by and between Thermo Fisher Scientific Inc. and certain Shareholders of Olink Holding AB (publ), dated October 17, 2023 (incorporated by reference to Exhibit 99.3 to the Form 6-K).

Exhibit No.	Description
(e)(4)	Deposit Agreement, dated March 29, 2021, among Olink Holding AB (publ), The Bank of New York Mellon and all Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Form 20-F for the fiscal year ended December 31, 2022 filed by Olink Holding AB (publ) with the SEC on March 27, 2023 (the “Form 20-F”)).
(e)(5)	Registration Rights Agreement, dated March 25, 2021, by and among Olink Holding AB (publ), Knilo InvestCo AB and each of the shareholders listed on Schedule A thereto (incorporated by reference to Exhibit 2.3 to the Form 20-F).
(e)(6)	Shareholder Agreement, dated March 24, 2021, by and among Olink Holding AB (publ) and certain parties named therein (incorporated by reference to Exhibit 2.4 to Form 20-F).
(e)(7)(A)	Amended and Restated 2021 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Form S-8 filed on April 7, 2022).
(e)(7)(B)	First Amendment to the Amended and Restated 2021 Incentive Award Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Form S-8 filed on April 17, 2023).
(e)(8)*	Employment Agreement by and between Olink Holding AB (publ) and Jon Heimer, dated February 1, 2022, as amended.
(e)(9)*	Employment Agreement by and between Olink Holding AB (publ) and Oskar Hjelm, dated January 1, 2020, as amended.
(e)(10)*	Employment Agreement by and between Olink Holding AB (publ) and Rickard El Tarzi, dated February 11, 2022, as amended.
(e)(11)*	Employment Agreement by and between Olink Holding AB (publ) and Ida Grundberg, dated April 23, 2020, as amended.
(e)(12)*	Employment Agreement by and between Olink Holding AB (publ) and Carl Raimond, dated June 24, 2020, as amended.
(e)(13)*	Employment Agreement by and between Olink Holding AB (publ) and Anna Marsell, dated May 25, 2022, as amended.
(e)(14)*	Employment Agreement by and between Olink Holding AB (publ) and Elias Berglund, dated February 6, 2022, as amended.
(e)(15)*	Employment Agreement by and between Olink Holding AB (publ) and Bruno Rossi dated December 19, 2022, as amended.
(e)(16)*	Form of International Restricted Stock Unit Award Agreement.
(e)(17)*	Form of International Option Agreement.
(e)(18)*	Form of U.S Stock Option Agreement.
(e)(19)	Confidentiality Agreement, effective as of June 25, 2023, by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ) (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(20)	Exclusivity Letter, dated as of October 13, 2023, by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ) (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(21)	Offer Letter, dated as of October 16, 2023, from Thermo Fisher Scientific Inc. to Jon Heimer (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(22)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Jon Heimer (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
(e)(23)	Offer Letter, dated as of October 16, 2023, from Thermo Fisher Scientific Inc. to Carl Raimond (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

Exhibit No.	Description
(e)(24)	Noncompetition Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Carl Raimond (incorporated by reference to Exhibit (d)(9) to the Schedule TO).
(e)(25)	Retention Bonus Agreement, dated as of October 16, 2023 by and between Thermo Fisher Scientific Inc. and Carl Raimond (incorporated by reference to Exhibit (d)(10) to the Schedule TO).
(e)(26)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Carl Raimond (incorporated by reference to Exhibit (d)(11) to the Schedule TO).
(e)(27)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Rickard El Tarzi (incorporated by reference to Exhibit (d)(12) to the Schedule TO).
(e)(28)	Selling Shareholder Agreement, dated as of October 16, 2023, by and between Thermo Fisher Scientific Inc. and Ida Grundberg (incorporated by reference to Exhibit (d)(13) to the Schedule TO).

*
Filed herewith.

ANNEX A
Business and Background of Olink’s Directors and Executive Officers
Executive Officers
Jon Heimer has served as the chairman of Olink’s subsidiary, Olink Proteomics AB since 2014 and Chief Executive Officer of Olink Proteomics AB since January 2016, and has served as a member of Olink’s Board of Directors since December 2020. Prior to joining us, from April 2011 until December 2015, Mr. Heimer was a partner at Nexttobe AB, a family office/investment company focused on the Swedish biotechnology industry. Mr. Heimer has served as chairman of the board of directors of Q-linea AB, and for multiple privately-held biotechnology companies, including Bioimics AB and Lumina Adhesives AB. Mr. Heimer is a serial entrepreneur, was one of the key persons in successful Q-Med starting off in the 1990s and has spent a large part of his professional career working from the United States in various investments and growth companies within the biotech space.
Oskar Hjelm has served as Olink’s Chief Financial Officer since March 2020. Prior to joining us, from September 2017 until February 2020, Mr. Hjelm worked at Alvarez & Marsal Sweden AB within their Transaction Advisory Group providing support to European and Nordic private equity funds. From August 2016 until August 2017, Mr. Hjelm was a director at KPMG AB. From January 2016 until August 2016, Mr. Hjelm was an investment controller at Nordic Capital. From July 2008 until December 2015, Mr. Hjelm held various roles at KPMG AB and KPMG LLP (United Kingdom). Mr. Hjelm received his Master of Science in business and economics from Linköpings University.
Rickard El Tarzi has served as Olink’s Chief Strategy Officer since February 2020 and served as a member of Olink’s Board of Directors from March 2019 to February 2020. Prior to joining us, from January 2017 until February 2020, Mr. El Tarzi served as an investment director on the investment team of Summa. From April 2012 until April 2016, Mr. El Tarzi worked at McKinsey & Company advising investor and corporate clients across Europe and the United States on strategy and mergers and acquisitions. Mr. El Tarzi received his Bachelor of Science in logistics and transport management and his Master of Science in management from University of Gothenburg School of Business, Economics, and Law.
Ida Grundberg, PhD has served as Olink’s Chief Scientific Officer since September 2019. Prior to joining us, from September 2011 until September 2019, Dr. Grundberg served in various roles at Olink’s subsidiary, Olink Proteomics AB, including Senior Scientist, Project Manager, Business Development Manager, Head of Business Development for North America, and Vice President of Sales and Marketing for North America. Dr. Grundberg received her Bachelor of Science from Umeå University, her Master of Science in molecular biology from Umeå University, and her PhD in molecular medicine from Uppsala University.
Carl Raimond has served as Olink’s Chief Commercial Officer since October 2020, and previously served as Olink’s Senior Vice President of Sales from August 2020 until October 2020. Prior to joining us, from January 2015 until February 2020, Mr. Raimond served in various executive commercial leadership roles at PerkinElmer, Inc. including Vice President and General Manager of Americas Sales and Service and Global Vice President and General Manager of Sales and Service for the Discovery and Analytical Solutions Division. From June 2010 until January 2015, Mr. Raimond served as the Vice President and General Manager of the Americas Life Science Sales & Field Operations of Agilent Technologies, Inc. Mr. Raimond received his Bachelor of Arts in zoology from State University of New York College at Oswego, and his Master of Science in biology from State University of New York College at Brockport.
Anna Marsell has served as Olink’s Chief Operating Officer since November 29, 2022. Prior to joining us, Ms. Marsell worked at Galderma from May 2012 to November 2022 in several different roles including Global Brand Manager, Global Strategic Marketing in Uppsala Sweden, Council Management and decision report, based in Switzerland and working directly with the CEO of Nestlé and since May 2019 as General Manager/Head of Nordics in Uppsala. Prior to that she was based in Boston working in Product Management for St. Jude Medical from April 2009 to May 2012. She started out her career at Radi Medical Systems in January 2005 working as a Project Manager in Uppsala until April 2008 when she moved to Boston working in Product Management until April 2009. Ms. Marsell has a M.Sc. in Bio Tech Engineering from Uppsala

University from 1997 to 2004 and she also worked as a Research Engineer at Uppsala University from April 2004 to December 2004.
Elias Berglund has served as our Chief People Officer since May 2023, and brings more than 15 years of human resources experience at global and growing companies across different industries. Prior to joining Olink, from August 2020 until April 2023, Mr. Berglund worked at Universum Communications AB as Global Chief HR Officer. Prior to that he served seven years in various positions, mainly as Chief HR Officer at Tre AB; with additional experience from Klarna and SF Bio AB. Mr. Berglund studied behavioral science in Stockholm.
Linda Ramirez-Eaves, Esq. has served as Olink’s General Counsel since February 2019. Prior to joining us, from December 2018 to February 2019, Ms. Ramirez-Eaves served as Senior Corporate Counsel for Seagate Technologies, and from September 2015 until December 2018, Ms. Ramirez-Eaves served as Senior Counsel of SomaLogic, Inc. From December 2014 until September 2015, Ms. Ramirez-Eaves served as Senior Legal Counsel at Ciber Global, LLC. Ms. Ramirez-Eaves received her Bachelor of Science in Journalism and Mass Communications from the University of Colorado at Boulder, and her Juris Doctorate from the University of Colorado at Boulder School of Law. Ms. Ramirez-Eaves has been a Certified Information Privacy Professional/Europe since 2018.
Directors
Jon Hindar has served as chairman of our Board of Directors since January 2021. Mr. Hindar has served as a Principal of Summa since January 2017. From 2015 until 2017, Mr. Hindar served as chairman of the board of directors of Argentum Fondsinvesteringer AS, Hav Line AS and LGJ Invest AS. From March 2012 until June 2016, Mr. Hindar served as Chief Executive Officer of Cermaq Group AS. Mr. Hindar has served as chairman of the board of directors of Arendals Fossekompani ASA since June 2020, and also serves on the boards of multiple privately-held companies, including Milarex AS, Klaveness Marine Holding AS, LGJ Invest AS, HyTest Group, Argentum Fondsinvesteringer AS and Nofitech AS. Mr. Hindar received his Master of Science and Engineering in chemistry from the Norwegian University of Science and Technology, and completed the Programme for Executive Development at IMD, Lausanne. We believe Mr. Hindar is qualified to serve on our Board of Directors because of his scientific knowledge, extensive business and operations experience, including in leadership roles, and his experience working with companies in similar technologies and markets.
Solange Bullukian has served as a member of our Board of Directors since January 2021. Ms. Bullukian is a strategic executive finance and accounting leader with extensive Fortune 500 and startup experience, including in the life sciences, technology, and computing industries. Ms. Bullukian is the Managing Principal of Scale2Growth which she founded in November 2017, supporting companies through periods of rapid expansion. Ms. Bullukian served as the Chief Financial Officer of Twist Bioscience Corporation. Previously, Ms. Bullukian has served as Chief Accounting Officer and prior to that as Chief Financial Officer of the Life Sciences Group at Agilent Technologies Inc. Ms. Bullukian held a variety of finance and accounting positions at both Agilent Technologies and Hewlett-Packard. Ms. Bullukian is an Independent Director and Audit Committee Chair at Lumicks and Inari Agriculture. Ms. Bullukian received her Master of Science in Management from the HEC (Ecole des Hautes Etudes Commerciales) School of Management in Paris, France. We believe Ms. Bullukian is qualified to serve on our Board of Directors because of her experience, qualifications, attributes and skills, including her experience in the emerging growth and life sciences markets and her service as a director of other companies.
Johan Lund, PhD has served as a member of our Board of Directors since December 2020. He has served as the co- founder and Chief Executive Officer of KyNexis Medicine Development AB since August 2018. Since June 2018, Dr. Lund has also served as a consultant for MBS Pharma, which he founded. Prior to that, from March 2016 until May 2017, Dr. Lund served as Vice President and Head of the Immunology and Inflammation Therapeutic Center of Excellence of Celgene Corporation. From April 2015 until March 2016, Dr. Lund was Managing Partner at J. Lund and Associates, LLC, and from May 2015 until March 2016, Dr. Lund was a Senior Advisor for the Karolinska Institutet, advising on innovation and business creation as part of the European Institute for Innovation and Technology (EIT) Health Consortium. From August 2012 until March 2015, Dr. Lund served as Senior Vice President and Chief Scientific Officer of the Immunoscience Research Unit of Pfizer Inc. Dr. Lund has served as chairman of the board of directors for Aqilion AB since June 2018, and is a member of the board of directors of several privately-held companies, including Genagon Therapeutics AB and NEOGAP AB (formerly Tcer AB). Dr. Lund received his Med.Kand. degree and his Doctor of Medical Science degree from Karolinska Institutet. Dr. Lund also holds a diploma in Managing Medical Product Innovation from the Scandinavian International Management Institute in Copenhagen. We believe Dr. Lund is qualified to serve on our Board of Directors because of his extensive medical and scientific knowledge and his extensive operating experience in the biotechnology industry.
Mary Reumuth has served as a member of our Board of Directors since April 2022. She is currently the CFO of Kala Pharmaceuticals, a publicly traded biopharmaceutical company focusing on advancing the treatment of eye diseases. Ms. Reumuth acted as an independent financial consultant from November 2012 to January 2014, and served as Corporate Controller for Enobia Pharma Corp., a biopharmaceutical company acquired by Alexion Pharmaceuticals, Inc., from May 2011 to June 2012. She previously served as Director of Finance at Verenium Corporation, a biotechnology company, from December 2007 to March 2011. From 2001 to 2007, Ms. Reumuth held a variety of finance and accounting positions at Genzyme Corporation, and ILEX Oncology, Inc. Ms. Reumuth has served an auditor at Ernst & Young LLP. She earned her bachelor’s degree in Business Administration from Texas A&M University — Corpus Christi, and is a Certified Public Accountant.
Nicolas Roelofs, PhD has served as a member of our Board of Directors since December 2020. Dr. Roelofs has served as a Principal of Summa since July 2019. Dr. Roelofs has also served as Industrial Advisor of Nordic Capital since 2014. Dr. Roelofs serves as chairman of the board of directors of multiple privately-held companies, including Sengenics Corporation Pte Ltd., One BioMed Pte Ltd., ScaleBio Ltd., and Boreal Genomics Inc. Dr. Roelofs also serves as a member of the board of directors of multiple privately-held companies, including HyTest Ltd., The Binding Site Group Ltd., InSilixa, Inc., and LGC Group. He also serves as an advisory board member of 908 Devices Inc. Dr. Roelofs previously served as the President of the Life Sciences Group at Agilent Technologies, Group Operations Officer for the Life Sciences Division of Bio-Rad Inc., and Chief Operating Officer of Stratagene Inc. Dr. Roelofs received his Bachelor of Science in chemistry, biology, and German from Simpson College, his Master of Science in organic chemistry from Iowa State University, and his doctorate in organic chemistry from University of Nevada, Reno. We believe that Dr. Roelofs is qualified to serve on our Board of Directors because of his experience, qualifications, attributes and skills, including his scientific knowledge, extensive experience in the life sciences and healthcare markets, and his service as a director of other companies.
Dr. Gregory J. Moore has served as a member of our Board of Directors since April 2023. Dr. Moore served as Corporate Vice President for Microsoft from 2019-2023, most recently leading global health and life sciences, and prior leading health technology and alliances. Before joining Microsoft, Dr. Moore served as Vice President, Google and was founder of Google Cloud Healthcare and Life Sciences since 2016. Dr. Moore is board certified in Diagnostic Radiology, Neuroradiology, and Clinical Informatics. Prior to his executive leadership roles at Microsoft and Google, Dr. Moore served as the chief emerging technology and informatics officer at Geisinger Health System, where he was also Director of the Institute of Advanced Application, Interim Chair of System Radiology and a practicing neuroradiologist. His prior academic and clinical appointments include Stanford University School of Medicine, Penn State University College of Medicine, and Wayne State University School of Medicine. He currently serves as an independent director on the board of DaVita and is a member of their Nominating and Governance, and Quality and Compliance committees. Dr. Moore also served as an independent director on the board of Hillrom including on their Compensation and Management Development and Merger and Acquisition committees until its acquisition by Baxter. Dr. Moore received his Bachelor of Science in Combined Sciences (Physics/Biology) from North Park College, his Master of Science in Nuclear Engineering from Massachusetts Institute of Technology (MIT), his doctorate in Radiological Sciences from MIT, his Doctor of Medicine degree from Wayne State University School of Medicine.
Tommi Unkuri has served as a member of our Board of Directors since March 2019. Mr. Unkuri has served as a Partner of Summa since May 2016. From November 2015 until May 2016, Mr. Unkuri was a Partner at Fidelio Capital AB, and from April 2007 until December 2015, Mr. Unkuri worked with investments at Nordic Capital AB. Mr. Unkuri currently serves as a member of the board of directors of multiple privately- held companies, including Sengenics Corporation Pte Ltd., LOGEX Group and HyTest Ltd.

Mr. Unkuri received his Master of Science from the Stockholm School of Economics. We believe Mr. Unkuri is qualified to serve on our Board of Directors because of his experience, qualifications, attributes and skills, including his financial expertise, investment experience, and his current and previous service as a director of other companies in the healthcare industry.
Robert Schueren has served as a member of our Board of Directors since April 2022. He currently serves as COO of Natera, a publicly traded company focused on women’s health, oncology, and organ health diagnostics. Prior to Natera, he was CEO of IntegenX Inc. until its acquisition by Thermo Fisher Scientific. Additional executive leadership roles that Mr. Schueren held include GM of Genomics at Agilent Technologies, Global Head of Clinical Biomarkers and Operations, and Deputy Global Head of Molecular Medicine Labs for Genentech, Inc. He formerly held leadership and commercial roles at Arcturus Bioscience, Accumetrics, Biosite Diagnostics, Gen-Probe, and Abbott Labs. Mr. Schueren received a BS in Pharmacy from Temple University.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.
OLINK HOLDING AB (PUBL)
Date: October 31, 2023	By:	/s/ Jon Heimer
Name: Jon Heimer
Title: Chief Executive Officer